Exhibit 99.2

TELUS CORPORATION

Management’s discussion and analysis

2015 Q3

Caution regarding forward-looking statements

This document contains forward-looking statements about expected events and the financial and operating performance of TELUS Corporation. The terms TELUS, the Company, we, us and our refer to TELUS Corporation and where the context of the narrative permits or requires, its subsidiaries. Forward-looking statements include statements relating to annual targets, outlook, guidance and updates, our multi-year dividend growth program, our multi-year share purchase program, and trends. Forward-looking statements are typically identified by the words assumption, goal, guidance, objective, outlook, strategy, target and other similar expressions, or future or conditional verbs such as aim, anticipate, believe, predict, could, expect, intend, may, plan, seek, should, strive and will. By their nature, forward-looking statements do not refer to historical facts, are subject to inherent risks and require us to make assumptions. There is significant risk that forward-looking statements will not prove to be accurate. Accordingly, readers are cautioned not to place undue reliance on forward-looking statements. Except as required by law, we disclaim any intention or obligation to update or revise any forward-looking statements. An update to our assumptions for 2015 is presented in Section 9 Update to assumptions in this Management’s discussion and analysis (MD&A).

Factors that could cause actual performance to differ materially from the forward-looking statements made herein and in other TELUS filings include, but are not limited to, the following:

•                  Competition including: continued intense rivalry across all services among established telecommunications companies, new entrants, cable-TV providers, other communications companies and over-the-top (OTT) services which, among other things, places pressures on average revenue per subscriber unit per month (ARPU) and churn for all services; the potential entry of new competitors; competition from global players for international roaming services; our ability to continue to retain customers through an enhanced customer service experience; pressures on wireless ARPU and churn from market conditions and government actions, customer usage patterns, flat-rate pricing trends for voice and data, inclusive long distance plans for voice, and increasing availability of Wi-Fi networks for data; pressures on high-speed Internet and TV ARPU and churn from market conditions, government actions and customer usage patterns; network access line (NAL) losses; subscriber additions and retention volumes and associated costs for wireless, TV and high-speed Internet services; competition for wireless spectrum; and our ability to obtain and offer content on a timely basis across multiple devices on wireless and TV platforms at a reasonable cost.

•                  Regulatory decisions and developments including: the federal government’s stated intention to further increase wireless competition, including through a fourth national wireless provider, and reduce roaming costs on wireless networks in Canada; the Canadian Radio-television and Telecommunications Commission (CRTC) wireless wholesale services review, in which it was determined that the CRTC will regulate wholesale GSM-based domestic roaming rates; future spectrum auctions (including limitations on established wireless providers, spectrum set-aside favouring new entrant carriers and other advantages provided to new and foreign participants, and the amount and cost of spectrum acquired); restrictions on the purchase, sale and transfer of spectrum licences; the undetermined long-term impact of the CRTC wireline wholesale services review, which concluded that wholesale competitors shall receive regulated access to fibre-to-the-premises facilities owned by incumbent Internet providers; increased subsidy requirements for telecommunications facilities in Yukon, Nunavut and the Northwest Territories, and possible changes to the scope and nature of basic service obligations, including higher minimum Internet access speeds; the CRTC’s new code of conduct for TV services; vertical integration by competitors into broadcast content ownership and timely and effective enforcement of related regulatory safeguards; ongoing monitoring and compliance with restrictions on non-Canadian ownership of TELUS Common Shares; modification, interpretation and application of tower sharing and roaming rules; and the non-harmonization of provincial consumer protection legislation, particularly in light of the CRTC’s mandatory national Wireless Code (the Code) in effect since December 2, 2013, and pressures on retention costs and other operational challenges resulting from the retroactivity of the Code, which led to two-year and three-year customer contracts ending coterminously starting in June 2015.

•                  Technological substitution including: reduced utilization and increased commoditization of traditional wireline voice local and long distance services from impacts of OTT applications and wireless substitution, and overall slower subscriber growth in the wireline segment; the increasing number of households that have only wireless and/or Internet-based telephone services; continuation of wireless voice ARPU declines through, among others, substitution to messaging and OTT applications; substitution to Wi-Fi services from wireless services; and OTT Internet protocol (IP) services that may displace TV and entertainment services and impact revenue.

•                  Technology including: subscriber demand for data that challenges wireless networks and spectrum capacity levels; our reliance on legacy systems and information technology; technology options, evolution paths and roll-out plans for wireline and wireless networks (including broadband initiatives, such as fibre to the premises and wireless small-cell deployment); our reliance on wireless network access agreements; choice of suppliers and suppliers’ ability to maintain and service their product lines; supplier concentration and market power for network equipment, TELUS TV and wireless handsets; the performance of long-term evolution (LTE) wireless technology; our expected long-term need for additional spectrum capacity through future spectrum auctions and from third parties to address increasing demand for data; deployment and operation of new wireless networks and success of new products, new services and supporting systems; deployment and operation of new wireline broadband networks at a reasonable cost and availability, and success of new products and services to be rolled-out on such networks; availability of resources and ability to build out adequate broadband capacity; network reliability and change management (including migration risks, related to technology and customer retention, to new, more efficient Internet data centres (IDCs) and realizing the expected benefits); timing of decommissioning of certain legacy wireline networks, systems and services to reduce operating costs; timing of decommissioning of CDMA and iDEN wireless networks to redeploy spectrum and reduce operating costs, and the associated subscriber migration costs and customer retention risks; and success of upgrades and evolution of TELUS TV® technology, which depend on third-party suppliers.

•                  Economic growth and fluctuations including: the state of the economy in Canada that may be influenced by economic developments outside of Canada; future interest rates; inflation; impacts from low oil prices; pension investment returns, funding and discount rates; and Canada: U.S. dollar exchange rates.

•                  Capital expenditure levels and potential outlays for spectrum licences in spectrum auctions or from third parties due to our ongoing deployment of wireless LTE and future technologies, utilizing newly acquired spectrum, our wireline broadband initiatives including connecting more homes and businesses directly to fibre, investments in network resiliency and reliability, subscriber demand for data, new IDC initiatives, evolving systems and business processes, implementing efficiency initiatives, supporting large and complex deals, and future Industry Canada wireless spectrum auctions.

•                  Financing and debt requirements including our ability to carry out refinancing activities and ability to maintain investment grade credit ratings in the range of BBB+ or the equivalent.

•                  Ability to sustain our dividend growth program of circa 10% per annum through 2016 and ability to sustain and complete our multi-year share purchase program through 2016. These programs may be affected by factors such as regulatory decisions and developments, our earnings and free cash flow, our levels of capital expenditures and spectrum licence purchases, the competitive environment and the economic performance in Canada. Quarterly dividend decisions are subject to our Board of Directors’ (Board) assessment and determination based on the Company’s financial position and outlook. The share purchase program may be affected by a change in our intention to purchase shares and the assessment and determination of our Board from time to time. Consequently, there can be no assurance that these programs will be maintained through 2016 and/or renewed thereafter.

•                  Human resource matters including: recruitment, retention and appropriate training in a highly competitive industry; the future outcome of collective bargaining for the contract with the Telecommunications Workers Union (TWU), United Steel Workers Local Union 1944, which expires at the end of 2015; and the level of engagement of employees.

•                  Ability to successfully implement cost reduction initiatives and realize planned savings, net of restructuring and other like costs, without losing customer service focus or negatively affecting business operations. Initiatives include: our earnings enhancement program to drive improvements in earnings before interest, income taxes, depreciation and amortization (EBITDA); business integrations; business process outsourcing; internal offshoring and reorganizations, including any full-time equivalent (FTE) employee reduction programs; procurement initiatives; and real estate consolidation.

•                  Process risks including: our reliance on legacy systems and ability to implement and support new products and services and business operations; our ability to implement effective change management for system replacements and upgrades, process redesigns and business integrations; implementation of complex large enterprise deals that may be adversely impacted by available resources, system limitations and degree of co-operation from other service providers; our ability to successfully manage operations in foreign jurisdictions; information security and privacy breaches, including data loss or theft of data; intentional threats to our infrastructure and business operations; and real estate joint venture re-development risks.

•                  Tax matters including: complex tax laws that may be subject to interpretation by the tax authorities that may differ from our interpretations; changes in tax laws, including tax rates; elimination of income tax deferrals through the use of different tax year-ends for operating partnerships and corporate partners; and international tax complexity and compliance.

•                  Business continuity events including: our ability to maintain customer service and operate our networks in the event of human error or human-caused threats, such as electronic attacks and equipment failures that could cause various degrees of network outages; supply chain disruptions; natural disaster threats; epidemics and pandemics; and the completeness and effectiveness of business continuity and disaster recovery plans and responses.

•                  Litigation and legal matters including: our ability to defend successfully against investigations, claims and lawsuits, including class actions pending against us; and the complexity of legal compliance in domestic and foreign jurisdictions.

•                  Acquisitions or divestitures including: our ability to successfully integrate acquisitions or complete divestitures in a timely manner and realize expected strategic benefits.

•                  Health, safety and environmental developments and other risk factors discussed herein and listed from time to time in our reports and public disclosure documents, including our annual report, annual information form and other filings with securities commissions or similar regulatory authorities in Canada (on SEDAR at sedar.com) and in our filings with the Securities and Exchange Commission (SEC) in the United States, including Form 40-F (on EDGAR at sec.gov). Section 10 Risks and risk management in our 2014 annual MD&A and 2015 interim MD&As, including this 2015 Q3 MD&A, are incorporated by reference in this cautionary statement.

Management’s discussion and analysis

November 5, 2015

Contents

Section		Description
1.	Introduction	1.1 Preparation of the MD&A 1.2 The environment in which we operate 1.3 Consolidated highlights

2.	Core business and strategy

3.	Corporate priorities for 2015

4.	Capabilities	4.1 Principal markets addressed and competition 4.2 Operational resources 4.3 Liquidity and capital resources 4.4 Changes in internal control over financial reporting

5.	Discussion of operations	5.1 General 5.2 Summary of consolidated quarterly results and trends 5.3 Consolidated operations 5.4 Wireless segment 5.5 Wireline segment

6.	Changes in financial position

7.	Liquidity and capital resources

7.1 Overview
7.2 Cash provided by operating activities
7.3 Cash used by investing activities
7.4 Cash provided (used) by financing activities
7.5 Liquidity and capital resource measures
7.6 Credit facilities
7.7 Sale of trade receivables
7.8 Credit ratings
7.9 Financial instruments, commitments and contingent liabilities
7.10 Outstanding share information
7.11 Transactions between related parties

8.	Accounting matters	8.1 Critical accounting estimates 8.2 Accounting policy developments

9.	Update to assumptions

10.	Risks and risk management	10.1 Regulatory matters

11.	Definitions and reconciliations	11.1 Non-GAAP and other financial measures 11.2 Wireless operating indicators

1.              Introduction

Our discussion in this section is qualified in its entirety by the Caution regarding forward-looking statements at the beginning of this Management’s discussion and analysis (MD&A).

1.1 Preparation of the MD&A

The following sections are a discussion of the consolidated financial position and financial performance of TELUS for the three-month and nine-month periods ended September 30, 2015 and should be read together with TELUS’ September 30, 2015 condensed interim consolidated financial statements (subsequently referred to as the interim consolidated financial statements). The generally accepted accounting principles (GAAP) we use are the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). Our interim consolidated financial statements comply with IFRS-IASB and Canadian GAAP and have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting. Our use of the term IFRS in this MD&A is a reference to these standards. In our discussion, we also use certain non-GAAP financial measures, such as earnings before interest, income taxes, depreciation and amortization (EBITDA), to evaluate our performance, monitor compliance with debt covenants and manage our capital structure. These measures are defined, qualified and reconciled with their nearest GAAP measures in Section 11.1. All amounts are in Canadian dollars, unless otherwise specified.

Our disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management on a timely basis, so that appropriate decisions can be made regarding public disclosure. This MD&A and the interim consolidated financial statements were reviewed by TELUS’ Audit Committee and authorized by the Board of Directors for issuance on November 5, 2015.

1.2 The environment in which we operate

Economic growth

We estimate that economic growth in Canada will be approximately 1.0% in 2015 and approximately 1.5% in 2016, based on a composite of estimates from Canadian banks and other sources. For our incumbent local exchange (ILEC) provinces in Western Canada, we estimate that economic growth (decline) in British Columbia will be in the range of 2.0% to 2.5% in both 2015 and 2016, and in Alberta will be approximately (1.0)% in 2015 and in the range of 0.5% to 1.0% in 2016. The Bank of Canada’s October 2015 Monetary Policy Report estimated economic growth for Canada at approximately 1.1% in 2015 and approximately 2.0% in 2016. In respect of the national unemployment rate, Statistics Canada’s Labour Force Survey reported a rate of 7.1% for September 2015 (6.6% reported for December 2014 and 6.8% reported for September 2014).

Regulatory developments

There were a number of important regulatory developments in the third quarter of 2015. See Section 10.1 Regulatory matters.

1.3 Consolidated highlights

Leadership changes

In August 2015, we announced leadership changes following an extensive review by our Board of Directors (Board). As of August 10, 2015, Joe Natale has stepped down as President and Chief Executive Officer (CEO). He has also resigned as a member of the Board. Furthermore, effective August 10, 2015, Darren Entwistle resumed serving as the Company’s President and CEO and Dick Auchinleck became the Company’s independent Chair of the Board. Darren and Dick have both agreed to serve in these capacities on a long-term basis.

Increase in our 2015 restructuring charge

We have increased our estimated 2015 restructuring charge from approximately $125 million to approximately $250 million (see Section 9 Update to assumptions), related to ongoing and incremental operational efficiencies including personnel-related costs and real estate rationalization. The new efficiency initiative will include a net reduction of approximately 1,500 full-time positions over the next several quarters of which a notable number are voluntary departures and early retirements. This efficiency initiative is expected to generate annual recurring savings of between $100 million to $125 million, with some savings commencing in the fourth quarter. We continually invest in operational efficiency initiatives, similar to our continual investment in our products, services and technology, all of which is in support of our top priority of putting customers first, while continuing to drive to a more efficient cost structure. The increase in our 2015 restructure charge will continue to position the Company to effectively compete in our dynamic industry and support growth in our core strategic priorities. These efficiency measures are not expected to impact our customer service or our significant infrastructure investments.

Normal course issuer bid program

On September 14, 2015, we successfully completed our 2015 normal course issuer bid (NCIB), purchasing approximately 12.1 million of our Common Shares for $500 million. The average share purchase price was $41.25. The purchased shares represent 2.0% of the shares outstanding prior to commencement of the 2015 NCIB. Since commencing our multi-year NCIB program in May 2013 through to the end of our 2015 NCIB, we have purchased 56.3 million Common Shares for $2.0 billion, reflecting an average purchase price of $35.52.

On September 11, 2015, we announced that we had received approval from the Toronto Stock Exchange (TSX) for a new 2016 NCIB to purchase and cancel up to 16 million Common Shares up to an aggregate purchase price of $500 million over a 12-month period, commencing September 15, 2015. This represents up to an additional 2.7% of outstanding TELUS Common Shares prior to the commencement of the 2016 NCIB. Such purchases may be made through the facilities of the TSX, the New York Stock Exchange (NYSE) and alternative trading platforms as may be permitted by applicable securities laws and regulations. Our Board believes such share purchases are in the best interest of TELUS and that they constitute an attractive investment opportunity and desirable use of TELUS funds that should enhance the value of the remaining shares.

Additionally, we entered into an automatic share purchase plan (ASPP) with a broker for the purpose of permitting us to purchase our Common Shares under our NCIB program at times when we would not be permitted to trade in our shares, including regularly scheduled quarterly blackout periods. Such purchases are determined by the broker in its sole discretion based on parameters we established prior to any blackout period, in accordance with TSX rules and applicable securities laws. During the month ended October 31, 2015, 0.3 million Common Shares were purchased by way of the ASPP for cancellation at a cost of $11 million.

$1 billion fibre-optic network investment in the City of Vancouver

Following our June 2015 announcement of a $1 billion fibre investment in Edmonton, we announced in October 2015 a $1 billion investment to bring our state-of-the-art fibre-optic network to the City of Vancouver over the next five years. Once complete, more than 400,000 Vancouver homes, businesses, hospitals, community centres and municipal offices will have access to our gigabit-capable network. When the service is launched in some areas of Vancouver next year, local residents and businesses will be able to take advantage of Internet speeds of up to 150 megabits per second (mbps) — a faster service made possible by a direct fibre-optic network connection to the premises. In coming years, we plan to offer local residents and businesses in our fibre-connected areas increasingly higher speeds over this gigabit-enabled network. This investment is part of our broader fibre-optic strategy to bring our network of the future to communities across British Columbia, Alberta and Eastern Quebec. The fibre-optic network will create the foundation for access to future solutions like the connected home, smart cities, Internet of Things services and our health applications, as well as form the backbone of our wireless network. In addition, increased deployment of fibre networks is expected to help reduce costs of providing service over time.

Consolidated highlights

	Third quarters ended September 30				Nine-month periods ended September 30
($ millions, unless otherwise noted)	2015	2014	Change		2015	2014	Change
Consolidated statements of income
Operating revenues	3,155	3,028	4.2%		9,285	8,874	4.6%
Operating income	597	606	(1.5)%		1,893	1,849	2.4%
Income before income taxes	491	482	1.9%		1,560	1,508	3.4%
Net income	365	355	2.8%		1,121	1,113	0.7%

Earnings per share (EPS) ($)
Basic EPS	0.61	0.58	5.2%		1.85	1.80	2.8%
Adjusted basic EPS[1]	0.66	0.64	3.1%		2.03	1.88	8.0%
Diluted	0.61	0.58	5.2%		1.85	1.80	2.8%
Dividends declared per Common Share ($)	0.42	0.38	10.5%		1.24	1.12	10.7%

Basic weighted-average Common Shares outstanding (millions)	601	613	(2.0)%		605	617	(1.9)%
Consolidated statements of cash flows
Cash provided by operating activities	1,018	1,037	(1.8)%		2,679	2,490	7.6%
Cash used by investing activities	(549)	(611)	10.1%		(3,852)	(2,955)	(30.4)%
Capital expenditures (excluding spectrum licences and non-monetary transactions)[2]	(623)	(657)	5.2%		(1,922)	(1,789)	(7.4)%

Cash provided (used) by financing activities	(405)	(257)	(57.6)%		1,254	355	n/m
Other highlights
Subscriber connections[3] (thousands)					14,027	13,730	2.2%
EBITDA[1]	1,068	1,065	0.2%		3,284	3,215	2.1%
Restructuring and other like costs included in EBITDA[1]	51	30	70.0%		127	49	159.2%
EBITDA — excluding restructuring and other like costs[1]	1,119	1,095	2.2%		3,411	3,264	4.5%
EBITDA — excluding restructuring and other like costs margin[4] (%)	35.5	36.2	(0.7	)pts.	36.7	36.8	(0.1	)pts.
Free cash flow[1]	310	219	41.6%		881	720	22.4%
Net debt to EBITDA — excluding restructuring and other like costs[1] (times)					2.64	2.18	0.46

Notations used in MD&A: n/m — Not meaningful; pts. — Percentage points.

(1)         Non-GAAP and other financial measures. See Section 11.1.

(2)         Capital expenditures (excluding spectrum licences and non-monetary transactions) include assets purchased, but not yet paid for, and consequently differ from cash payments for capital assets, excluding spectrum licences and non-monetary transactions, on the interim consolidated statements of cash flows.

(3)         The sum of active wireless subscribers, network access lines (NALs), high-speed Internet access subscribers and TELUS TV subscribers (Optik TV™ and TELUS Satellite TV® subscribers) measured at the end of the respective periods based on information in billing and other systems. Effective January 1, 2014, subscriber connections have been restated to exclude 25,000 dial-up Internet subscribers and include 222,000 Public Mobile prepaid subscribers in the opening subscriber balances. TELUS acquired 100% of Public Mobile, a Canadian wireless communications operator focused on the Toronto and Montreal markets, in November 2013.

(4)         EBITDA — excluding restructuring and other like costs, as a percentage of operating revenues.

Operating highlights

•                  Consolidated operating revenues increased year over year by $127 million or 4.2% in the third quarter of 2015 and by $411 million or 4.6% in the first nine months of 2015. Wireless network revenue increased year over year by $62 million or 4.0% in the third quarter of 2015 and $244 million or 5.5% in the first nine months of 2015, while wireless equipment and other revenues increased year over year by $21 million or 14% in the third quarter of 2015 and $74 million or 19% in the first nine months of 2015. The increase in wireless network revenue resulted from year-over-year growth in wireless data revenue of $96 million or 12% in the third quarter of 2015 and $358 million or 16% in the first nine months of 2015 mainly due to growth in the wireless subscriber base, an increased but moderating proportion of higher-rate two-year plans in the revenue mix, higher wireless data usage from the continued adoption of smartphones and other data-centric wireless devices, as well as a greater use of applications and the expansion of our long-term evolution (LTE) network, and increased data roaming, partly offset by the impacts of the economic slowdown on the business market. This increase in wireless data revenue was partly offset by a year-over-year decline in wireless voice revenue of $34 million or 4.5% in the third quarter of 2015 and $114 million or 5.0% in the first nine months of 2015 due to the increased adoption of unlimited nationwide voice plans and a continued but moderating substitution of voice to data services. Wireline data revenues increased year over year by $92 million or 11% in the third quarter of 2015 and $220 million or 8.6% in the first nine months of 2015, due to revenue growth in Internet and enhanced data services, business process outsourcing, TELUS TV and TELUS Health services, net of lower equipment sales. The increase in wireline data revenues was partly offset by a decrease year over year in legacy wireline voice service revenue, other services and equipment revenue, and other operating income of $48 million or 9.9% in the third quarter of 2015 and $127 million or 8.6% in the first nine months of 2015. This decline reflects ongoing technological substitution and increased competition for voice services and equipment, as well as gains from the sale of certain real estate assets and other investments realized in the third quarter of 2014.

Wireless blended average revenue per subscriber unit per month (ARPU) was $64.22 in the third quarter of 2015 and $63.35 in the first nine months of 2015, reflecting year-over-year increases of $0.70 or 1.1% for the quarter and $1.47 or 2.4% for the first nine months. These increases were driven by the effects of higher-rate two-year plans, a more favourable postpaid subscriber mix, growth in data usage and increased data roaming, partly offset by a decline in voice revenue. Slower ARPU growth in the third quarter of 2015 was primarily due to the declining proportion of subscribers on legacy three-year plans renewing to higher-rate two-year plans, which were implemented in July 2013, as well as lower chargeable data usage mainly from increased data allotments in Your Choice™ plans commencing June 2015, customer reactions to increased frequency of real-time data usage notifications as part of our customers first initiatives, and the launch of our US Easy Roam™ service in July 2015 for customers travelling in the United States. These data usage initiatives are aligned with the Company’s priority of putting customers first, which are expected to consequently drive margin accretion through higher customer satisfaction. Furthermore, ARPU growth this quarter was also tempered by the impact of the economic slowdown on the business market. Postpaid subscribers represented 86.6% of the total subscriber base as at September 30, 2015, compared to 85.3% as at September 30, 2014.

•                  During the 12-month period ended September 30, 2015, our subscriber connections increased by 297,000 or 2.2%. This reflects a 12-month increase in wireless subscribers of 2.8%, TELUS TV subscribers of 10% and high-speed Internet subscribers of 6.3%, partly offset by a 3.5% decline in total network access lines (NALs).

Our postpaid wireless subscriber net additions were 69,000 in the third quarter of 2015 and 182,000 in the first nine months of 2015, representing decreases of 44,000 and 57,000, respectively, from the same periods in 2014. The decreases reflect lower gross additions mainly from higher handset prices and a slower business market, as well as a higher postpaid wireless churn rate in the third quarter of 2015. Our monthly postpaid wireless subscriber churn rate was 0.97% in the third quarter of 2015 and 0.91% in the first nine months of 2015, as compared to 0.90% in the third quarter of 2014 and 0.93% in the first nine months of 2014. Our blended wireless churn rate was 1.28% in the third quarter of 2015 and 1.24% in the first nine months of 2015, as compared to 1.32% in the third quarter of 2014 and 1.40% in the first nine months of 2014. The year-over-year increase in our postpaid subscriber churn rate during the third quarter was primarily due to competitive intensity as two-year and three-year customer contracts began expiring coterminously in June 2015, as well as the effects of the economic slowdown on the business market. The year-over-year improvement in our postpaid subscriber churn rate in the first nine months and blended subscriber churn rates in the third quarter and first nine months was due to our continued focus on customers first initiatives, our clear and simple approach and our retention programs, partly offset by the effects from the Wireless Code and business economic slowdown impacting postpaid subscriber churn during the third quarter of 2015, as noted above.

•                  Consolidated EBITDA was relatively flat year over year in the third quarter of 2015 and increased by $69 million or 2.1% in the first nine months of 2015, primarily due to positive factors as described below being offset by higher wireless costs of retention and higher restructuring and other like costs. EBITDA — excluding restructuring and other like costs increased year over year by $24 million or 2.2% in the third quarter of 2015 and $147 million or 4.5% in the first nine months of 2015. The increases in EBITDA — excluding restructuring and other like costs reflect growth in wireless network revenues and wireline data revenues, improving Internet, TELUS Health, TELUS TV and business process outsourcing service margins, and executing on our operational efficiency initiatives. These increases were partially offset by higher wireless retention costs arising from greater retention volumes (see Section 11.2 Wireless operating indicators) due to the impacts of the coterminous expiration of two-year and three-year contracts, higher per-unit subsidy costs, as well as continued declines in legacy wireline voice revenues.

•                  Operating income decreased year over year by $9 million or 1.5% in the third quarter of 2015 and increased year over year by $44 million or 2.4% in the first nine months of 2015. In the third quarter, year-over-year growth in EBITDA was relatively flat, whereas total depreciation and amortization expenses increased year over year from growth in capital assets and the intangible asset base.

•                  Income before income taxes increased year over year by $9 million or 1.9% in the third quarter of 2015 and $52 million or 3.4% in the first nine months of 2015, reflecting changes in operating income as noted above, as well as decreases in financing costs. The decreases in financing costs resulted from higher interest income mainly from the settlement of prior years’ income tax-related matters, increased foreign exchange gains, and a $13 million debt prepayment premium incurred during the third quarter of 2014, partly offset by higher interest on long-term debt from an increase in average long-term debt outstanding, net of a lower weighted average cost of long-term debt (see Financing costs in Section 5.3).

•                  Income taxes were relatively flat year over year in the third quarter of 2015 and increased year over year by $44 million or 11% in the first nine months of 2015. Income taxes in the first nine months of 2015 included a $48 million non-cash adjustment to revalue deferred income tax liabilities as a result of an increase to the Alberta provincial corporate income tax rate from 10% to 12% effective July 1, 2015, partly offset by $23 million in recoveries related to the settlement of prior years’ income tax-related matters (excluding related interest income).

•                  Net income increased year over year by $10 million or 2.8% in the third quarter of 2015 and $8 million or 0.7% in the first nine months of 2015 as a result of the factors described above. Excluding the effects of restructuring and other like costs, long-term debt prepayment premium, income tax-related adjustments and asset retirement from the closure of Black’s Photography, net income increased year over year by $11 million or 2.8% in the third quarter of 2015 and $73 million or 6.3% in the first nine months of 2015.

Analysis of Net income

	Third quarters ended September 30			Nine-month periods ended September 30
($ millions)	2015	2014	Change	2015	2014	Change
Net income	365	355	10	1,121	1,113	8
Add back (deduct):
Restructuring and other like costs, after income taxes	38	22	16	93	36	57
Long-term debt prepayment premium, after income taxes	—	10	(10)	—	10	(10)
Unfavourable (favourable) income tax-related adjustments	(5)	—	(5)	10	(2)	12
Asset retirement from closure of Black’s, after income taxes	—	—	—	6	—	6
Adjusted net income	398	387	11	1,230	1,157	73

•                  Basic earnings per share (basic EPS) increased year over year by $0.03 or 5.2% in the third quarter of 2015 and $0.05 or 2.8% in the first nine months of 2015. The reduction in the number of shares outstanding resulting from our 2015 NCIB, net of share option exercises, contributed approximately $0.01 and $0.04 year over year in basic EPS in the third quarter of 2015 and in the first nine months of 2015, respectively. Excluding the effects of restructuring and other like costs, long-term debt prepayment premium, income tax-related adjustments and asset retirement from the closure of Black’s Photography, basic EPS increased year over year by $0.02 or 3.1% in the third quarter of 2015 and $0.15 or 8.0% in the first nine months of 2015.

Analysis of basic EPS

	Third quarters ended September 30			Nine-month periods ended September 30
($)	2015	2014	Change	2015	2014	Change
Basic EPS	0.61	0.58	0.03	1.85	1.80	0.05
Add back (deduct):
Restructuring and other like costs, after income taxes, per share	0.06	0.04	0.02	0.15	0.06	0.09
Long-term debt prepayment premium after income taxes, per share	—	0.02	(0.02)	—	0.02	(0.02)
Unfavourable (favourable) income tax-related adjustments, per share	(0.01)	—	(0.01)	0.02	—	0.02
Asset retirement from closure of Black’s, after income taxes, per share	—	—	—	0.01	—	0.01
Adjusted basic EPS	0.66	0.64	0.02	2.03	1.88	0.15

•                  Dividends declared per Common Share were $0.42 in the third quarter of 2015 and $1.24 in the first nine months of 2015, reflecting increases of 11% from the third quarter and first nine months of 2014, consistent with our multi-year dividend growth program described in Section 4.3. On November 4, 2015, the Board declared a fourth quarter dividend of $0.44 per share on the issued and outstanding Common Shares, payable on January 4, 2016, to shareholders of record at the close of business on December 11, 2015. The fourth quarter dividend reflects a cumulative increase of $0.04 per share or 10% from the $0.40 per share dividend declared one year earlier.

Liquidity and capital resource highlights

•                  Net debt to EBITDA — excluding restructuring and other like costs was 2.64 times as at September 30, 2015, up from 2.18 times as at September 30, 2014, as the increase in net debt, primarily from the purchase of spectrum licences, was only partly offset by growth in EBITDA — excluding restructuring and other like costs (see Section 7.5 Liquidity and capital resource measures). Our long-term objective range for this ratio is from 2.00 to 2.50 times, which we believe is consistent with maintaining investment grade credit ratings in the range of BBB+, or the equivalent, and providing reasonable access to capital. At the end of the third quarter of 2015, this ratio was outside of the long-term objective range primarily due to purchases of spectrum licences during the atypical concentration of Industry Canada wireless spectrum auctions in 2014 and 2015. These acquired licences have more than doubled our national spectrum holdings, from approximately 75 MHz to approximately 151 MHz, aligning with our top corporate priority of putting customers first by offering one of the fastest and most reliable wireless networks in the world. We will endeavour to return this ratio to within the objective range in the medium term, as we believe that this range is supportive of our long-term strategy. While the ratio currently exceeds our long-term objective range, we are well in compliance with the leverage ratio covenant in our credit facilities, which states that we may not permit our net debt to operating cash flow ratio to exceed 4.00:1.00 (see Section 7.6 Credit facilities).

•                  Cash provided by operating activities decreased slightly year over year by $19 million or 1.8% in the third quarter of 2015 mainly due to higher interest paid and changes in non-cash operating working capital, partially offset by lower income tax payments. For the first nine months of 2015, cash provided by operating activities increased year over year by $189 million or 7.6%, primarily from higher consolidated EBITDA, lower income tax payments and lower restructuring costs net of disbursements, partly offset by higher interest paid and changes in non-cash operating working capital.

•                  Cash used by investing activities decreased year over year by $62 million or 10% in the third quarter of 2015, primarily from lower capital expenditures and higher real estate joint venture receipts. For the first nine months of 2015, cash used by investing activities increased year over year by $897 million or 30% mainly due to higher capital expenditures and larger expenditures for auctioned spectrum licences. Capital expenditures (excluding spectrum licences and non-monetary transactions) decreased year over year by $34 million in the third quarter of 2015, while increasing year over year by $133 million in the first nine months of 2015 due to our continued investment in wireless and wireline broadband infrastructure to enhance our network coverage, speed and capacity to support growth in wireless and wireline data services. These investments include continuing the deployment of 700 MHz spectrum, expansion of our LTE and fibre-optic networks, and readying the network and systems for the future retirement of legacy technologies.

•                  In the third quarter of 2015, Cash used by financing activities was $405 million, mainly due to the repayments of short-term borrowings of $399 million, and dividend payments and share purchases under our NCIB program in the aggregate of $393 million, partially offset by long-term debt issuances, net of repayments, of $387 million. Comparatively, in the third quarter of 2014, Cash used by financing activities was $257 million, primarily for dividend payments and share purchases in the aggregate of $398 million, partially offset by long-term debt issues, net of repayments, of $153 million. For additional details on our multi-year dividend growth and share purchase programs, see Section 4.3 and Section 7.4.

In the first nine months of 2015, Cash provided by financing activities was $1.3 billion, primarily as a result of the $1.75 billion in senior unsecured notes issued in March 2015 and an increase in commercial paper, which was partly offset by dividend payments and share purchases in aggregate of $1.1 billion. Comparatively, in the first nine-months of 2014, Cash provided by financing activities was $0.4 billion, mainly from long-term debt issues, net of repayments, of $1.8 billion, partially offset by dividend payments and share purchases in the aggregate of $1.2 billion and a reduction in short-term borrowings. For additional details on debt financing activities, see Section 7.4.

•                 Free cash flow was $310 million in the third quarter of 2015, reflecting a year-over-year increase of $91 million in the quarter primarily from lower income tax payments and lower capital expenditures (excluding spectrum licences and non-monetary transactions), partially offset by higher interest paid. In the first nine months of 2015, free cash flow was $881 million, reflecting a year-over-year increase of $161 million mainly from lower income tax payments, EBITDA growth and lower restructuring costs net of disbursements, partly offset by higher capital expenditures (excluding spectrum licences and non-monetary transactions) and higher interest paid.

2.              Core business and strategy

Our discussion in this section is qualified in its entirety by the Caution regarding forward-looking statements at the beginning of this MD&A.

Our core business was described in our annual 2014 MD&A. The following are business updates grouped under our strategic imperatives.

Focusing relentlessly on growth markets of data, IP and wireless

External wireless revenues and wireline data revenues totalled $7.9 billion in the first nine months of 2015, up by $538 million or 7.3% from the same period in 2014, while wireline voice and other revenues and wireline other operating income totalled $1.3 billion in the first nine months of 2015, down $127 million or 8.6% from the same period in 2014. Combined wireless revenues and wireline data revenues represented 86% of TELUS’ consolidated revenues for the first nine months of 2015, as compared to 83% in the same period in 2014.

Providing integrated solutions that differentiate TELUS from our competitors

In July 2015, we announced the addition of more than 30 innovative new solutions to the TELUS Internet of Things (IoT) Marketplace, an online space offering a suite of IoT solutions for Canadian businesses. Furthermore, in September 2015, we introduced the TELUS Global IoT Connectivity Platform, which enables businesses to seamlessly scale their IoT businesses globally. Through a network of more than 70 carriers, we can offer a global SIM card that delivers seamless connectivity in nearly every country around the world. This platform streamlines the management of Internet-enabled connected devices around the world by providing simplified contracting, billing and rates without currency risk.

Building national capabilities across data, IP, voice and wireless

In August 2015, we were a successful bidder on six wireless spectrum licences, or 30 MHz of AWS-3 spectrum in each of Saskatchewan and Manitoba, for $58 million in Industry Canada’s residual spectrum licences auction for the 700 MHz and AWS-3 bands. AWS-3 spectrum is well-suited for delivering both coverage and added capacity in urban and rural environments. We expect to incorporate this spectrum into our existing network within the next three years, once international standards for the spectrum frequencies are established and associated equipment is available.

In October 2015, we announced a $1 billion investment to connect the majority of homes and businesses in the City of Vancouver directly to our state-of-the-art fibre-optic network over the next five years. This investment follows an announcement earlier in the year regarding a $1 billion fibre-optic investment in Edmonton over the next six years. Once the network is launched in some areas of Vancouver next year, local residents and businesses will have access to faster Internet speeds of up to 150 megabits per second. In coming years, we plan to offer local residents and businesses in Vancouver increasingly higher speeds over this gigabit-capable network.

Partnering, acquiring and divesting to accelerate the implementation of our strategy and focus our resources on core business

In July 2015, we announced that the TELUS Garden real estate joint venture, in which TELUS is a 50% partner, had issued $225 million of 3.4% green bonds secured by the office tower, due in 2025. This is the first time in North America that green mortgage bonds have been used to support real estate financing. Proceeds of the issuance were primarily used to retire short-term construction financing for the office tower. The TELUS Garden development includes a 24-storey office tower built to leadership in energy and environmental design (LEED) platinum specifications, as well as a residential tower built to LEED gold standards. The associated residential tower is not being financed by this bond issue.

In September 2015, in partnership with Westbank Projects Corp, we announced the official opening of TELUS Garden’s office tower in the heart of downtown Vancouver. TELUS Garden is one of North America’s first office towers built to new LEED platinum standards, reinforcing TELUS’ commitment to technological innovation and environmental stewardship. The one million-square foot development includes 450,000 square feet of office space, 65,000 square feet of retail space, and a 53-storey residential building scheduled to open in 2016. The office tower houses our new global headquarters, as well as other tenants.

3.              Corporate priorities for 2015

Our corporate priorities for 2015 were listed in our annual 2014 MD&A.

4.              Capabilities

Our discussion in this section is qualified in its entirety by the Caution regarding forward-looking statements at the beginning of this MD&A.

4.1 Principal markets addressed and competition

For a full discussion of our principal markets and an overview of competition, please refer to Section 4.1 of our 2014 annual MD&A.

4.2 Operational resources

For a discussion of our Operational resources, please refer to Section 4.2 of our 2014 annual MD&A. The following discussion reflects changes that have occurred since our 2014 annual MD&A.

Wireless segment

In 2015, we continued to deliver leading postpaid customer churn on a national basis. The third quarter of 2015 represents the ninth consecutive quarter that our monthly wireless postpaid churn rate was below 1%. Notwithstanding increasing competitive pressures from the coterminous expiration of two-year and three-year contracts beginning in June 2015, our monthly postpaid churn rate further exemplifies the success of our differentiated customers first culture and our ongoing focus on delivering outstanding customer service, coupled with attractive new products and services.

Since the middle of 2013, we have invested more than $3.6 billion to acquire wireless spectrum licences in Industry Canada spectrum auctions and other transactions, which has more than doubled our national spectrum holdings, in support of our top corporate priority of putting customers first. During the first nine months of 2015, we acquired 21 AWS-3 wireless spectrum licences in Industry Canada’s AWS-3 wireless spectrum auction and residual spectrum licences auction, as well as 122 wireless licences in Industry Canada’s 2500 MHz wireless spectrum auction (see Section 7.3 Cash used by investing activities for additional details on wireless spectrum licence acquisitions). We expect to incorporate the AWS-3 spectrum licences into our existing network within the next three years, once international standards for the spectrum frequencies are established and associated equipment is available, whereas the general deployment of the 2500 MHz spectrum licences into our network is expected to commence in the near future. Wireless data consumption has been increasing rapidly and we have responded by investing to extend the capacity of our network to support the additional data consumption and growth in our wireless customer base.

As at September 30, 2015, our 4G LTE network covered 95% of Canada’s population, up from more than 85% of the population covered as at September 30, 2014. Outside of LTE coverage areas, the LTE devices we offer also operate on our HSPA+ network, which covered 99% of Canada’s population as at September 30, 2015.

Wireline segment

We continue to invest in urban and rural communities with commitments to deliver broadband network capabilities to as many Canadians as possible. We are expanding our fibre footprint by connecting more homes and businesses directly to fibre. Our investment in fibre is analyzed on a community-by-community basis to ensure each project will generate appropriate economic returns. Accordingly, in October 2015, we announced a $1 billion investment to bring our fibre-optic network to the City of Vancouver, which follows a previous announcement in Edmonton earlier this year. We have also increased broadband Internet speeds, expanded our IP TV video-on-demand library and high-definition content, and enhanced marketing of data products and bundles. As well, we have continued to invest in our state-of-the art Internet data centres (IDCs), creating an advanced and regionally diverse computing infrastructure in Canada.

As at September 30, 2015, our high-speed broadband coverage reached approximately 2.85 million households and businesses in B.C., Alberta and Eastern Quebec, including approximately 0.64 million homes and businesses covered by fibre and providing those residents and businesses with immediate access to our gigabit-capable fibre-optic network.

4.3 Liquidity and capital resources

Capital structure financial policies

Our objective, when managing capital, is to maintain a flexible capital structure that optimizes the cost and availability of capital at acceptable risk.

In the management of capital and in its definition, we include Common Share equity (excluding Accumulated other comprehensive income), Long-term debt (including long-term credit facilities, commercial paper backstopped by long-term credit facilities and any associated hedging assets or liabilities, net of amounts recognized in Accumulated other comprehensive income), Cash and temporary investments, and securitized trade receivables.

We manage our capital structure and make adjustments to it in light of changes in economic conditions and the risk characteristics of our telecommunications infrastructure. To maintain or adjust our capital structure, we may adjust the amount of dividends paid to holders of Common Shares, purchase shares for cancellation pursuant to our normal course issuer bids (NCIBs), issue new shares, issue new debt, issue new debt to replace existing debt with different characteristics and/or increase or decrease the amount of trade receivables sold to an arm’s-length securitization trust.

We monitor capital utilizing a number of measures, including the net debt to EBITDA — excluding restructuring and other like costs ratio and the dividend payout ratios. See definitions in Section 11.1.

Financing and capital structure management plans

Report on financing and capital structure management plans

Pay dividends to the holders of Common Shares under our multi-year dividend growth program

•                  In May 2013, we announced an intention to target ongoing semi-annual dividend increases, with the annual increase in the range of circa 10% through to the end of 2016, extending the policy announced in May 2011. Notwithstanding this, dividend decisions will continue to be subject to our Board’s assessment and the determination of our financial situation and outlook on a quarterly basis. Our long-term dividend payout ratio guideline is 65 to 75% of prospective sustainable net earnings. There can be no assurance that we will maintain a dividend growth program through 2016 and/or renew thereafter. See Caution regarding forward-looking statements — Ability to sustain our dividend growth program of circa 10% per annum through 2016.

•                  On November 4, 2015, a fourth quarter dividend of $0.44 per share was declared on our issued and outstanding Common Shares, payable on January 4, 2016, to shareholders of record at the close of business on December 11, 2015. The fourth quarter dividend for 2015 reflects a cumulative increase of $0.04 per share or 10% from the $0.40 per share dividend paid in January 2015.

Purchase Common Shares under our multi-year NCIB

•                  On September 11, 2015, we announced the successful completion of our 2015 NCIB, purchasing approximately 12.1 million of our Common Shares and returning approximately $500 million to our shareholders. The average share purchase price was $41.25. The purchased shares represent 2.0% of the shares outstanding prior to commencement of the 2015 NCIB. Moreover, we received approval from the Toronto Stock Exchange (TSX) for a new 2016 NCIB to purchase and cancel up to 16 million Common Shares up to a maximum amount of $500 million over a 12-month period, commencing September 15, 2015. This represents up to an additional 2.7% of outstanding TELUS Common Shares prior to the commencement of the 2016 NCIB. Such purchases may be made through the facilities of the TSX, the New York Stock Exchange (NYSE) and alternative trading platforms as may be permitted by applicable securities laws and regulations. The Common Shares will be purchased only when and if we consider it advisable. Since commencing our multi-year NCIB program in May 2013 through to the end of our 2015 NCIB we have purchased 56.3 million Common Shares for $2.0 billion, reflecting an average purchase price of $35.52.

•                  We have also entered into an automatic share purchase plan (ASPP) with a broker for the purpose of permitting us to purchase our Common Shares under our NCIB program at times when we would not be permitted to trade in our shares, including regularly scheduled quarterly blackout periods. Such purchases will be determined by the broker in its sole discretion based on parameters that we established prior to any blackout period, in accordance with TSX rules and applicable securities laws. The ASPP has been approved by the TSX, was implemented on October 1, 2015 and may be implemented from time to time thereafter. During the month ended October 31, 2015, 0.3 million of our Common Shares were purchased under the ASPP at a cost of $11 million. All other purchases under the 2016 NCIB will be at the discretion of the Company.

•                  The 2016 NCIB represents the final year of our three-year share purchase program and there can be no assurance that we will complete our 2016 NCIB or renew the NCIB program. See Caution regarding forward-looking statements — Ability to sustain and complete our multi-year share purchase program through 2016.

Use proceeds from securitized trade receivables (Short-term borrowings), bank facilities, commercial paper and cash retained through dividend reinvestment, as needed, to supplement free cash flow and meet other cash requirements

•                  We increased our issued and outstanding commercial paper to $787 million at September 30, 2015, all of which was denominated in U.S. dollars (U.S. $589 million), from $130 million as at December 31, 2014.

•                  Proceeds from securitized trade receivables were $100 million as at September 30, 2015, compared to $500 million as at June 30, 2015 and $100 million as at March 31, 2015 and December 31, 2014.

Maintain compliance with financial objectives

Except for Net debt to EBITDA — excluding restructuring and other like costs ratio, we comply with our objectives:

•                  Maintain long-term investment grade credit ratings in the range of BBB+ or the equivalent — On November 5, 2015, investment grade credit ratings from the four rating agencies that cover TELUS were in the desired range.

•                  Net debt to EBITDA — excluding restructuring and other like costs ratio of 2.00 to 2.50 times — As at September 30, 2015, this ratio was outside of the range primarily due to funding of spectrum licences acquired in Industry Canada auctions during 2014 and 2015. We will endeavour to return the ratio to within this objective range in the medium term, as we believe that this range is supportive of our long-term strategy. See Section 7.5 Liquidity and capital resource measures.

•                  Dividend payout ratio of 65 to 75% of sustainable net earnings on a prospective basis — See Section 7.5 Liquidity and capital resource measures.

•                  Generally maintain a minimum $1 billion in unutilized liquidity — See Section 7.6 Credit facilities.

4.4 Changes in internal control over financial reporting

There were no changes in internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

5.              Discussion of operations

Our discussion in this section is qualified in its entirety by the Caution regarding forward-looking statements at the beginning of this MD&A.

5.1 General

Our operating segments and reportable segments are wireless and wireline. Segmented information in Note 5 of the interim consolidated financial statements is regularly reported to our Chief Executive Officer (CEO) (the chief operating decision-maker).

5.2 Summary of consolidated quarterly results and trends

Summary of quarterly results

($ millions, except per share amounts)	2015 Q3	2015 Q2	2015 Q1	2014 Q4	2014 Q3	2014 Q2	2014 Q1	2013 Q4
Operating revenues	3,155	3,102	3,028	3,128	3,028	2,951	2,895	2,948
Operating expenses
Goods and services purchased[1]	1,394	1,372	1,284	1,476	1,333	1,268	1,222	1,349
Employee benefits expense[1]	693	649	609	651	630	610	596	648
Depreciation and amortization	471	464	456	468	459	444	463	461
Total operating expenses	2,558	2,485	2,349	2,595	2,422	2,322	2,281	2,458
Operating income	597	617	679	533	606	629	614	490
Financing costs	106	110	117	115	124	115	102	110
Income before income taxes	491	507	562	418	482	514	512	380
Income taxes	126	166	147	106	127	133	135	90
Net income and Net income attributable to Common Shares	365	341	415	312	355	381	377	290
Net income per Common Share:
Basic (Basic EPS)	0.61	0.56	0.68	0.51	0.58	0.62	0.61	0.47
Adjusted basic EPS[2]	0.66	0.66	0.70	0.53	0.64	0.63	0.62	0.49
Diluted	0.61	0.56	0.68	0.51	0.58	0.62	0.60	0.46
Dividends declared per Common Share	0.42	0.42	0.40	0.40	0.38	0.38	0.36	0.36
Additional information:
EBITDA[2]	1,068	1,081	1,135	1,001	1,065	1,073	1,077	951
Restructuring and other like costs included in EBITDA[2]	51	59	17	26	30	11	8	33
EBITDA — excluding restructuring and other like costs[2]	1,119	1,140	1,152	1,027	1,095	1,084	1,085	984
Cash provided by operating activities	1,018	943	718	917	1,037	855	598	726
Free cash flow[2]	310	300	271	337	219	210	291	136

(1)         Goods and services purchased and Employee benefits expense amounts include restructuring and other like costs.

(2)         See Section 11.1 Non-GAAP and other financial measures.

Trends

The consolidated revenue trend continues to reflect year-over-year increases in: (i) wireless network revenues generated from a growing subscriber base and moderating growth in average revenue per subscriber unit (ARPU) driven by an increased proportion of higher-rate two-year plans, a more favourable postpaid subscriber mix, growth in data usage and increased data roaming, partly offset by a decline in voice revenue; (ii) wireless equipment revenue that has generally increased due to sales of higher-priced smartphones and higher retention volumes, especially in 2015 as two-year and three-year customer contracts began to expire coterminously; and (iii) growth in wireline data revenues, driven by Internet, enhanced data services, business process outsourcing, TELUS TV and TELUS Health services. This growth was partially offset by the continued declines in wireless voice revenues, wireline voice service and other services and equipment revenues, as well as other operating income.

Increasing wireless network revenues reflect growth from subscriber additions, an increased but moderating proportion of higher-rate two-year plans, growth in data usage and higher data roaming revenues, partly offset by declines in voice revenue. Data revenue growth reflects increased data consumption driven by the higher adoption of smartphones, tablets and other wireless devices, as well as greater use of applications and other wireless data, and the expansion of our LTE network. Consequently, monthly blended ARPU has increased year over year for twenty consecutive quarters. The data revenue growth trend is moderating as it is impacted by competitive pressures driving larger allotments of data provided in rate plans, including data sharing and international data roaming features and plans, unlimited messaging rate plans and off-loading of data traffic from our wireless network to increasingly available Wi-Fi hotspots. We introduced two-year wireless rate plans in July 2013, which have impacted acquisition and retention trends, as well as data usage, as subscribers optimize unlimited talk and text and shared data plans, and which we expect will increase the frequency of subscribers updating their devices and services. ARPU is expected to continue to increase over time, though at lower growth rates, as a result of the declining proportion of customers on legacy three-year plans renewing to higher-rate two-year plans, continued but moderating growth in data usage, and the continued shift in our subscriber base towards higher-value postpaid customers. However, the level of ARPU is highly dependent on competition, consumer behaviour, the economic situation, government decisions, device selection and other factors. In the third quarter, for instance, ARPU growth was tempered by the impact of the economic slowdown on the business market. This factor is expected to continue to impact growth in the fourth quarter of 2015 and through 2016. The Wireless Code applies to all wireless contracts as of June 3, 2015, even for contracts signed before the Code’s implementation on December 2, 2013 (see CRTC’s national Wireless Code/Provincial consumer protection legislation in Section 10.1 Regulatory matters). Retention spend to network revenue has increased year over year from 11.5% in the third quarter of 2014 to 14.3% in the third quarter of 2015. We may continue to experience a negative impact on our wireless segment financial results as we expect retention volume and, therefore, related handset subsidy costs to increase for the remainder of the current year and through 2016. We may also experience a negative financial impact as some of our remaining clients on three-year contracts, who are subject to the Wireless Code, choose to terminate their contracts early. Accordingly, our wireless segment historical operating results and trends prior to the coterminous expiration of two-year and three-year contracts starting June 3, 2015, may not be reflective of results and trends for future periods.

Historically, there has been significant third and fourth quarter seasonality due to higher wireless subscriber additions, an increase in related acquisition costs and equipment sales, and higher retention costs due to contract renewals. Typically, these impacts can also be more pronounced around popular device launches. We expect these impacts will be heightened by the Wireless Code in the fourth quarter of 2015 and consequently we expect our retention spend to network revenue may exhibit similar year-over-year growth as the third quarter of 2015. Wireless EBITDA usually decreases sequentially from the third to the fourth quarter, due to seasonal loading volumes. Subscriber additions have typically been lowest in the first quarter. Historically, monthly wireless ARPU has experienced seasonal sequential increases in the second and third quarters, reflecting higher levels of usage and roaming in the spring and summer, followed by seasonal sequential declines in the fourth and first quarters. This seasonal effect on ARPU is expected to diminish in the future, as unlimited nationwide voice plans become prevalent and chargeable usage and long distance spikes become less pronounced.

The trend of increasing wireline data revenue reflects growth in high-speed Internet and enhanced data services, including increases in usage and adoption of higher-speed services, growth in business process outsourcing, the continuing but moderating expansion of the TELUS TV subscriber base (up 10% in the 12-month period ended September 30, 2015), growth in TELUS Health solutions and certain rate increases. Higher Internet service revenues are due to a larger high-speed Internet subscriber base (up 6.3% in the 12-month period ended September 30, 2015), bundling of offers with Optik TV, the introduction of usage-based billing and certain rate increases. A general trend of declining wireline voice revenues and network access lines (NALs) is due to competition from voice over IP (VoIP) service providers (including cable-TV competitors), resellers and facilities-based competitors, as well as technological substitution to wireless and IP-based services and applications. Business NALs have continued to decline due to increased competition in the small and medium-sized business market, the impact of the economic slowdown on the business market and associated customer right-sizing of services, as well as conversion of voice lines to more efficient IP services. The impact of this conversion has been to increase NAL losses without a similar decline in revenues. As such, the relevance of legacy business NALs as a performance indicator of current and future revenues is diminishing.

The trend in Goods and services purchased expense reflects increasing wireless equipment expenses associated with higher-value smartphones in the sales mix and higher retention volumes, increasing content costs due to a growing wireline TELUS TV subscriber base, growing wireless customer service and distribution channel expenses, and increasing non-labour restructuring and other like costs, partly offset by lower wireless network operating expenses from operational efficiency initiatives.

The trend in Employee benefits expense reflects increases in compensation and employee-related restructuring costs, as well as more full-time equivalent (FTE) employees supporting business process outsourcing revenue growth, partly offset by a decrease in wireless FTE employees and higher capitalized labour costs associated with increased capital expenditures, as described in Section 7.3.

The general trend in depreciation and amortization reflects slight increases due to growth in capital assets in support of the expansion of our broadband footprint and enhanced LTE network coverage, partially offset by adjustments related to our continuing program of asset life studies.

The general trend in financing costs reflects an increase in long-term debt outstanding associated with significant investments in wireless spectrum licences acquired in Industry Canada auctions in 2014 and 2015. Financing costs include long-term debt prepayment premiums of approximately $13 million in the third quarter of 2014. Financing costs also include the Employee defined benefit net interest expense that has increased for 2015, primarily due to the increase in the defined benefit plan deficit at December 31, 2014, as compared to the defined benefit plan surplus at December 31, 2013. Employee defined benefit plan net interest decreased in 2014, relative to 2013, due to a decrease in the discount rate for the employee defined benefit pension plans and the associated deficit at the end of 2012 moving to a nominal surplus at the end of 2013. Moreover, financing costs are net of capitalized interest related to spectrum licences acquired during the spectrum auctions held by Industry Canada, which we expect to incorporate into our existing network in future periods (capitalized long-term debt interest is $27 million since commencement in the second quarter of 2015). Financing costs for the eight periods shown include varying amounts of foreign exchange gains or losses and varying amounts of interest income, including $20 million of interest income in the second quarter of 2015 from the settlement of prior years’ income tax-related matters.

The trend in net income reflects the items noted above, as well as non-cash adjustments arising from legislated income tax changes and adjustments recognized in the current period for income tax of prior periods, including any related after-tax interest on reassessments. The trend in basic earnings per share (basic EPS) also reflects the impact of share purchases under our NCIB program.

The trend in cash provided by operating activities reflects growth in consolidated EBITDA and lower income tax payments in 2015, net of higher interest expenses related to our financing activities. The trend in free cash flow reflects the factors in cash provided by operating activities, as well as increases in capital expenditures (excluding spectrum licences and non-monetary transactions), but excludes the effects of certain changes in working capital, such as trade accounts receivable and trade accounts payable.

5.3 Consolidated operations

The following is a discussion of our consolidated financial performance. Segmented information in Note 5 of the interim consolidated financial statements is regularly reported to our CEO (the chief operating decision-maker). We discuss the performance of our segments in Section 5.4 Wireless segment, Section 5.5 Wireline segment and capital expenditures in Section 7.3 Cash used by investing activities.

Operating revenues

	Third quarters ended September 30			Nine-month periods ended September 30
($ millions)	2015	2014	Change	2015	2014	Change
Service	2,934	2,801	4.7%	8,647	8,252	4.8%
Equipment	207	199	4.0%	597	560	6.6%
Revenues arising from contracts with customers	3,141	3,000	4.7%	9,244	8,812	4.9%
Other operating income	14	28	(50.0)%	41	62	(33.9)%
	3,155	3,028	4.2%	9,285	8,874	4.6%

Consolidated Operating revenues increased by $127 million or 4.2% in the third quarter of 2015 when compared to the third quarter of 2014, and increased by $411 million or 4.6% in the first nine months of 2015 when compared to the first nine months of 2014.

•                  Service revenue increased year over year by $133 million or 4.7% in the third quarter of 2015 and $395 million or 4.8% in the first nine months of 2015. The increases reflect growth in the wireless subscriber base; an increased but moderating wireless monthly blended ARPU from the proportion of higher-rate two-year plans in the wireless network revenue mix; a more favorable postpaid subscriber mix; higher wireless data usage from continued adoption of smartphones and other data-centric wireless devices; higher wireline Internet and enhanced data services revenues due to subscriber growth and certain rate increases; and increased wireline business process outsourcing, TELUS TV and TELUS Health services revenues; all of which were partly offset by continuing declines in wireless and wireline voice revenues, and the effects of the economic slowdown in the business market.

•                  Equipment revenue increased year over year by $8 million or 4.0% in the third quarter of 2015 and $37 million or 6.6% in the first nine months of 2015. The increase in wireless equipment revenues was $20 million for the third quarter and $77 million for the first nine months, reflecting increased retention volumes in part from the impacts of two-year and three-year contracts expiring coterminously in 2015, as well as higher-value smartphones in the sales mix, partially offset by lower gross additions and device upgrade revenues. Wireline data and voice equipment revenues decreased by $12 million for the third quarter and $40 million for the nine-month period due to declines in business and government activity.

•                  Other operating income decreased year over year by $14 million or 50% in the third quarter of 2015 and $21 million or 34% in the first nine months of 2015 mainly due to gains from the sale of certain real estate assets and other investments in the third quarter of 2014, as well as a decrease in current period amortization of deferred revenue in respect of the regulatory price cap deferral account for provisioning broadband Internet services to eligible rural and remote communities.

Operating expenses

	Third quarters ended September 30			Nine-month periods ended September 30
($ millions)	2015	2014	Change	2015	2014	Change
Goods and services purchased	1,394	1,333	4.6%	4,050	3,823	5.9%
Employee benefits expense	693	630	10.0%	1,951	1,836	6.3%
Depreciation	361	363	(0.6)%	1,069	1,057	1.1%
Amortization of intangible assets	110	96	14.6%	322	309	4.2%
	2,558	2,422	5.6%	7,392	7,025	5.2%

Consolidated Operating expenses increased by $136 million or 5.6% in the third quarter of 2015 when compared to the third quarter of 2014 and increased by $367 million or 5.2% in the first nine months of 2015 when compared to the first nine months of 2014.

•                  Goods and services purchased expense increased year over year by $61 million or 4.6% in the third quarter of 2015 and $227 million or 5.9% in the first nine months of 2015. This reflects an increase in wireless subscriber retention costs to 14.3% of wireless network revenue in the third quarter and 12.8% in the first nine months of 2015 as compared with 11.5% in the third quarter and 11.0% in the first nine months of 2014. The increase in Goods and services purchased also reflects an increase in wireless customer service and distribution channel expenses, higher TELUS TV content costs and, for the nine-month period, higher non-labour restructuring and other like costs from the closure of all Black’s Photography retail stores, real estate rationalization and other efficiency initiatives. These increases were partially offset by lower wireline equipment cost of sales associated with lower equipment revenues, a $15 million retroactive assessment of additional TV revenue contribution expense towards our Canadian programming funding requirements in the third quarter of 2014 and, for the nine-month period, lower wireless network operating costs.

•                  Employee benefits expense increased year over year by $63 million or 10% in the third quarter of 2015 and $115 million or 6.3% in the first nine months of 2015, driven by increased wages and salaries, labour restructuring expenses, employee defined pension benefit plan costs and share-based compensation expenses, partly offset by higher capitalized labour costs. Wages and salaries increased year over year by $39 million in the third quarter and $74 million in the nine-month period, mainly from an increase in the number of wireline FTE employees to support growth in business process outsourcing revenue, partly offset by a decrease in the number of wireless FTE employees from ongoing operational efficiency initiatives, including the integration of Public Mobile and the closure of all Black’s Photography retail stores. Labour restructuring expenses increased year over year by $18 million in the third quarter and $34 million in the nine-month period from efficiency initiatives. Employee defined benefit pension plan expenses increased year over year by $6 million in the third quarter and $16 million in the nine-month period. Share-based compensation expenses, excluding amounts in labour restructuring expenses, increased year over year by $6 million in the third quarter and $13 million in the nine-month period. These increases were partly offset by year-over-year increases in capitalized labour costs of $10 million for the third quarter and $29 million for the nine-month period.

•                  Depreciation was relatively flat year over year in the third quarter of 2015 and increased year over year by $12 million or 1.1% in the first nine months of 2015, as growth in capital assets (such as broadband, TELUS TV-related assets and the wireless LTE network) was only partially offset by the impact of our continuing program of asset life studies and lower asset retirements in the first nine months of 2015.

•                  Amortization of intangible assets increased year over year by $14 million or 15% in the third quarter of 2015 and $13 million or 4.2% in the first nine months of 2015. The increase in the quarter and nine-month periods was primarily from growth in the intangible asset base, partially offset by software asset life adjustments from our continuing program of asset life studies.

Operating income

	Third quarters ended September 30			Nine-month periods ended September 30
($ millions)	2015	2014	Change	2015	2014	Change
	597	606	(1.5)%	1,893	1,849	2.4%

Operating income decreased year over year by $9 million or 1.5% in the third quarter of 2015, reflecting growth in wireless EBITDA of $15 million for the quarter (see Section 5.4), offset by a decline in wireline EBITDA of $12 million (see Section 5.5) and increases in depreciation and amortization expenses of $12 million for the quarter discussed above. In the first nine months of 2015, operating income increased year over year by $44 million or 2.4% from growth in wireless EBITDA of $80 million, partly offset by a decline in wireline EBITDA of $11 million and increases in total depreciation and amortization expenses of $25 million discussed above.

Financing costs

	Third quarters ended September 30			Nine-month periods ended September 30
($ millions)	2015	2014	Change	2015	2014	Change
Gross interest expenses	133	114	16.7%	382	329	16.1%
Capitalized long-term debt interest	(18)	—	n/m	(27)	—	n/m
Long-term debt prepayment premium	—	13	(100.0)%	—	13	(100.0)%
Employee defined benefit plans net interest	7	1	n/m	20	2	n/m
Interest income and foreign exchange gains	(16)	(4)	n/m	(42)	(3)	n/m
	106	124	(14.5)%	333	341	(2.3)%

Financing costs decreased by $18 million or 15% in the third quarter of 2015 and $8 million or 2.3% for the first nine months of 2015 when compared to the same periods in 2014.

•                  Gross interest expenses, excluding capitalized long-term debt interest and long-term debt prepayment premium, increased year over year by $19 million or 17% in the third quarter of 2015 and $53 million or 16% in the first nine months of 2015. This increase was due to growth in the average long-term debt balances outstanding primarily from the purchase of spectrum licences, partly offset by a reduction in the effective interest rate.

•                  Capitalized long-term debt interest is in respect to debt incurred for the purchase of spectrum licences during spectrum auctions held by Industry Canada, which we expect to incorporate into our existing network in future periods. Capitalization of long-term debt interest will continue until such spectrum is deployed in our network.

•                  Long-term debt prepayment premium of approximately $13 million is related to the early redemption of $500 million 5.95% Series CE Notes in September 2014.

•                  Employee defined benefit plans net interest is calculated for each year based on the net defined benefit surplus (deficit) at December 31 of the respective previous year. Employee defined benefit net interest expense increased year over year by $6 million in the third quarter of 2015 and $18 million in the first nine months of 2015, primarily due to the increase in the defined benefit plan deficit at December 31, 2014, as compared to the defined benefit plan surplus at December 31, 2013.

•                  Interest income and foreign exchange gains fluctuate from period to period. Interest income was $NIL in the third quarter and $21 million in the first nine months of 2015, primarily due to the settlement of prior years’ income-tax related matters, as compared to $NIL in the third quarter of 2014 and $1 million in the first nine months of 2014. The balances of amounts were foreign exchange related gains.

As a result of financing activities over the past 12 months, our weighted average interest rate on long-term debt (excluding commercial paper) was 4.42% as at September 30, 2015, as compared to 4.72% one year earlier. For additional details on our financing activities, see Long-term debt issues and repayments in Section 7.4.

Income taxes

	Third quarters ended September 30				Nine-month periods ended September 30
($ millions, except tax rates)	2015	2014	Change		2015	2014	Change
Basic blended income tax expense at weighted average statutory income tax rates	130	126	3.2%		412	395	4.3%
Revaluation of deferred income tax liability to reflect future statutory income tax rates	—	—	—		48	—	n/m
Adjustments recognized in the current period for income taxes of prior periods	(4)	—	n/m		(23)	(2)	n/m
Other	—	1	(100.0)		2	2	—%
Income taxes	126	127	(0.8)%		439	395	11.1%
Blended weighted average federal, provincial and non-Canadian statutory tax rate (%)	26.5	26.1	0.4	pts.	26.4	26.2	0.2	pts.
Effective tax rate (%)	25.7	26.3	(0.6	)pts.	28.1	26.2	1.9	pts.

Total income tax expense was relatively flat year over year in the third quarter of 2015, primarily due to an increase in income before income taxes offset by higher recoveries from the settlement of prior years’ income tax-related matters. In the first nine months of 2015, income tax expense increased year over year by $44 million or 11%, mainly due to a $48 million non-cash adjustment in the second quarter of 2015 to revalue deferred income tax liabilities arising from an increase to the Alberta provincial corporate tax rate from 10% to 12% effective July 1, 2015, as well as higher income before taxes, partly offset by higher recoveries from the settlement of prior years’ income tax-related matters.

Comprehensive income

	Third quarters ended September 30			Nine-month periods ended September 30
($ millions)	2015	2014	Change	2015	2014	Change
Net income	365	355	2.8%	1,121	1,113	0.7%
Other comprehensive income (loss) (net of income taxes):
Items that may be subsequently reclassified to income	14	1	n/m	14	(2)	n/m
Item never subsequently reclassified to income — Employee defined benefit plans re-measurements	(156)	(14)	n/m	(41)	207	(119.8)%
Comprehensive income	223	342	(34.8)%	1,094	1,318	(17.0)%

Comprehensive income decreased by $119 million or 35% in the third quarter of 2015 and $224 million or 17% in the first nine months of 2015 when compared to the same periods in 2014. This was primarily due to decreases in employee defined benefit plan re-measurements. Items that may be subsequently reclassified to income are composed of changes in the unrealized fair value of derivatives designated as cash flow hedges, foreign currency translation adjustments arising from translating financial statements of foreign operations, and changes in the unrealized fair value of available-for-sale investments.

5.4 Wireless segment

Wireless operating indicators

As at September 30	2015	2014[1]	Change
Subscribers (000s):
Postpaid	7,290	6,990	4.3%
Prepaid	1,131	1,205	(6.1)%
Total	8,421	8,195	2.8%
Postpaid proportion of subscriber base (%)	86.6	85.3	1.3	pts.
HSPA+ population coverage[2] (millions)	35.7	35.2	1.4%
LTE population coverage[2] (millions)	34.3	30.2	13.6%

Wireless operating indicators

	Third quarters ended September 30				Nine-month periods ended September 30
	2015	2014[1]	Change		2015	2014[1]	Change
Subscriber gross additions (000s):
Postpaid	269	286	(5.9)%		741	767	(3.4)%
Prepaid	121	144	(16.0)%		331	414	(20.0)%
Total	390	430	(9.3)%		1,072	1,181	(9.2)%
Subscriber net additions (000s):
Postpaid	69	113	(38.9)%		182	239	(23.8)%
Prepaid	—	(6)	n/m	%	(42)	(73)	42.5%
Total	69	107	(35.5)%		140	166	(15.7)%
Blended ARPU, per month[3] ($)	64.22	63.52	1.1%		63.35	61.88	2.4%
Churn, per month[3] (%)
Blended	1.28	1.32	(0.04	)pts.	1.24	1.40	(0.16	)pts.
Postpaid	0.97	0.90	0.07	pts.	0.91	0.93	(0.02	)pts.
Cost of acquisition (COA) per gross subscriber addition[3] ($)	400	380	5.3%		399	367	8.7%
Retention spend to network revenue[3] (%)	14.3	11.5	2.8	pts.	12.8	11.0	1.8	pts.
Retention volume[3] (000s)	569	499	14.0%		1,560	1,393	12.0%

(1)  Effective January 1, 2014, prepaid subscribers, total subscribers and associated operating statistics (gross additions, net additions, blended ARPU, blended churn and COA per gross subscriber addition) have been adjusted for the inclusion of 222,000 Public Mobile prepaid subscribers in the opening subscriber balances and subsequent Public Mobile subscriber changes.

(2)  Including network access agreements with other Canadian carriers.

(3)  See Section 11.2 Wireless operating indicators. These are industry measures useful in assessing operating performance of a wireless company, but are not measures defined under IFRS-IASB.

Operating revenues — Wireless segment

	Third quarters ended September 30				Nine-month periods ended September 30
($ millions)	2015	2014	Change		2015	2014	Change
Network revenues	1,600	1,538	4.0%		4,703	4,459	5.5%
Equipment and other	167	146	14.4%		458	384	19.3%
External operating revenues	1,767	1,684	4.9%		5,161	4,843	6.6%
Intersegment network revenue	16	13	23.1%		44	39	12.8%
Total operating revenues	1,783	1,697	5.1%		5,205	4,882	6.6%
Data revenue to network revenues (%)	55	51	4	pts.	54	49	5	pts.

Total wireless operating revenues increased by $86 million or 5.1% in the third quarter of 2015 and $323 million or 6.6% in the first nine months of 2015 when compared to the same periods in 2014. The increases reflect growth in both network and equipment revenues.

Network revenues from external customers increased year over year by $62 million or 4.0% in the third quarter of 2015 and $244 million or 5.5% for the first nine months of 2015. Data network revenue increased year over year by 12% in the third quarter of 2015 and 16% in the first nine months of 2015, reflecting growth in the subscriber base, an increased but moderating proportion of higher-rate two-year plans in the revenue mix, a more favorable postpaid subscriber mix, higher data usage from continued adoption of smartphones and other data-centric wireless devices, as well as a greater use of applications and the expansion of our LTE network, and increased data roaming, partly offset by the impact of the economic slowdown on the business market. Voice network revenue decreased year over year by 4.5% in the third quarter of 2015 and 5.0% in the first nine months of 2015 due to the increased adoption of unlimited nationwide voice plans and continued but moderating substitution to data services.

•                  Monthly blended ARPU was $64.22 in the third quarter of 2015 and $63.35 in the first nine months of 2015, reflecting year-over-year increases of $0.70 or 1.1% for the quarter and $1.47 or 2.4% for the nine-month period. The continuing but moderating growth was due to the effects of higher-rate two-year plans, a more favourable postpaid subscriber mix, growth in data usage and increased data roaming revenues, partly offset by declines in voice revenue due to the increased adoption of unlimited nationwide voice plans and the elimination of charges for paper bills. ARPU growth slowed in the third quarter of 2015, primarily due to the declining proportion of subscribers on legacy three-year plans renewing to higher-rate two-year plans in our wireless network revenue mix, as well as lower chargeable data usage mainly from increased data allotments in Your Choice service plans commencing June 2015, customer reactions to increased frequency of real-time data usage notifications as part of our customers first initiatives, and the launch of our US Easy Roam service in July 2015 for customers travelling in the United States. These data usage initiatives are aligned with the Company’s priority of putting customers first and are expected to consequently drive margin accretion through higher customer satisfaction. Furthermore, ARPU growth slowed this quarter by the effects of the economic slowdown on the business market.

•                  Gross subscriber additions were 390,000 in the third quarter of 2015 and 1,072,000 in the first nine months of 2015, reflecting year-over-year decreases of 40,000 for the quarter and 109,000 for the nine-month period. Postpaid gross additions were 269,000 in the third quarter of 2015 and 741,000 in the first nine months of 2015, reflecting a year-over-year decrease of 17,000 for the quarter and 26,000 for the nine-month period. These declines in subscriber additions were mainly due to higher handset prices and a slower business market. Prepaid gross additions were 121,000 in the third quarter of 2015 and 331,000 in the first nine months of 2015, reflecting year-over-year decreases of 23,000 for the quarter and 83,000 for the nine-month period, primarily due to higher Public Mobile gross additions in the comparable periods of 2014.

•                  Net subscriber additions were 69,000 in the third quarter of 2015 and 140,000 in the first nine months of 2015, reflecting year-over-year decreases of 38,000 for the quarter and 26,000 for the nine-month period due to lower gross subscriber additions, partially offset by an improvement in our blended monthly churn rate. Postpaid net additions were 69,000 in the third quarter of 2015 and 182,000 for the first nine months of 2015, down year over year by 44,000 for the quarter and 57,000 for the nine-month period due to factors described above in gross subscriber additions, as well as changes in our postpaid monthly churn rate (see next paragraph). Prepaid subscribers remained unchanged in the third quarter of 2015 and decreased by 42,000 in the first nine months of 2015, as compared to decreases of 6,000 in the third quarter of 2014 and 73,000 in the first nine months of 2014. Prepaid losses reflect conversions to postpaid services and market saturation with respect to prepaid services.

•                  Our average monthly postpaid subscriber churn rate was 0.97% in the third quarter of 2015 and 0.91% for the first nine months of 2015, as compared to 0.90% in the third quarter of 2014 and 0.93% in the first nine months of 2014. Our blended monthly subscriber churn rate was 1.28% in the third quarter of 2015 and 1.24% in the first nine months of 2015, as compared to 1.32% in the third quarter of 2014 and 1.40% in the first nine months of 2014. The year-over-year increase in our postpaid subscriber churn rate during the third quarter was primarily due to competitive intensity as two-year and three-year customer contracts began expiring coterminously starting in June 2015, as well as to the effects of the economic slowdown on the business market. We expect these impacts to continue in the fourth quarter of 2015 and consequently we expect our postpaid churn rate may exhibit a similar year-over-year increase as the third quarter of 2015. The year-over-year improvement in our postpaid subscriber churn rate in the first nine months and blended subscriber churn rates in the third quarter and first nine months was due to our continued focus on customers first initiatives, our clear and simple approach and our retention programs, partly offset by the competitive intensity and business economic slowdown impacting postpaid subscriber churn during the third quarter of 2015, as noted above.

Equipment and other revenues increased year over year by $21 million or 14% in the third quarter of 2015 and $74 million or 19% in the first nine months of 2015, mainly due to increased retention volumes in part from the simultaneous expiration of two-year and three-year contracts, as well as higher-value, higher-priced smartphones in the sales mix, partially offset by lower gross additions.

Intersegment revenue in the wireless segment represents network services provided to the wireline segment. Such revenues are eliminated upon consolidation along with the associated expenses.

Operating expenses — Wireless segment

	Third quarters ended September 30			Nine-month periods ended September 30
($ millions)	2015	2014	Change	2015	2014	Change
Goods and services purchased:
Equipment sales expenses	425	362	17.4%	1,143	971	17.7%
Network operating expenses	197	194	1.5%	569	582	(2.2)%
Marketing expenses	113	109	3.7%	307	288	6.6%
Other [1]	151	158	(4.4)%	487	437	11.4%
Employee benefits expense[1]	182	174	4.6%	521	506	3.0%
Total operating expenses	1,068	997	7.1%	3,027	2,784	8.7%

(1)         Includes restructuring and other like costs. See Section 11.1 Non-GAAP and other financial measures.

Wireless segment expenses increased by $71 million or 7.1% in the third quarter of 2015 and $243 million or 8.7% in the first nine months of 2015 when compared to the same periods in 2014.

Equipment sales expenses increased year over year by $63 million or 17% in the third quarter of 2015 and $172 million or 18% in the first nine months of 2015, reflecting increased retention volumes and higher-value smartphones in the sales mix, partly offset by lower gross additions.

•                  Retention spend to network revenue was 14.3% in the third quarter and 12.8% for the first nine months of 2015, as compared to 11.5% in the third quarter of 2014 and 11.0% in the first nine months of 2014. The increases were driven by greater retention volumes and associated commissions, as well as higher per-unit subsidy costs due to a continued preference for higher-value smartphone devices and lower device upgrade fees. Greater retention volumes included early renewals and upgrades, which were partly driven by the coterminous expiration of two-year and three-year contracts beginning in June 2015.

•                  COA per gross subscriber addition was $400 in the third quarter of 2015 and $399 in the first nine months of 2015, reflecting year-over-year increases of $20 or 5.3% for the quarter and $32 or 8.7% for the nine-month period. The increases were mainly due to higher per-unit subsidy costs reflecting a greater proportion of postpaid gross additions and higher-value smartphones in the sales mix.

Network operating expenses increased slightly year over year by $3 million or 1.5% in the third quarter of 2015 mainly from higher roaming costs driven by volume increases, partially offset by lower data content share fees. During the first nine months of 2015, network operating expenses decreased year over year by $13 million or 2.2% due to lower network maintenance and support costs resulting from turning down the Public Mobile CDMA network in the third quarter of 2014, as well as lower data content share fees, partly offset by higher roaming costs driven by volume increases.

Marketing expenses increased year over year by $4 million or 3.7% in the third quarter of 2015 and $19 million or 6.6% in the first nine months of 2015. The increases were primarily due to higher commission expenses driven by higher retention volumes and, for the nine-month period, an increase in advertising and promotions expenses.

Other goods and services purchased expense decreased year over year by $7 million or 4.4% in the third quarter of 2015 mainly from lower non-labour restructuring and other like costs, but increased year over year by $50 million or 11% in the first nine months of 2015 mainly from higher non-labour restructuring and other like costs, primarily from the closure of all Black’s Photography retail stores, as well as higher bad debt provisions to support the growing subscriber base, the expansion of our distribution channels, and increases in external labour and administrative costs.

Employee benefits expense increased year over year by $8 million or 4.6% in the third quarter of 2015, reflecting higher labour restructuring costs from efficiency initiatives, higher wages and salaries and lower capitalized labour costs. In the first nine months of 2015, employee benefits expense increased $15 million or 3.0%, reflecting higher labour restructuring costs from the closure of all Black’s Photography retail stores and other efficiency initiatives, partly offset by lower salary costs from the associated decline in FTE employees. In addition, higher share-based compensation and lower capitalized labour costs also contributed to higher employee benefit expense in the first nine months of 2015.

EBITDA — Wireless segment

	Third quarters ended September 30				Nine-month periods ended September 30
($ millions, except margins)	2015	2014	Change		2015	2014	Change
EBITDA	715	700	2.0%		2,178	2,098	3.8%
Restructuring and other like costs included in EBITDA	14	18	(22.2)%		56	24	133.3%
EBITDA — excluding restructuring and other like costs	729	718	1.4%		2,234	2,122	5.2%
EBITDA margin (%)	40.1	41.2	(1.1	)pts.	41.8	43.0	(1.2	)pts.
EBITDA margin — excluding restructuring and other like costs (%)	40.9	42.3	(1.4	)pts.	42.9	43.5	(0.6	)pts.

Wireless EBITDA increased by $15 million or 2.0% in the third quarter of 2015 and $80 million or 3.8% in the first nine months of 2015 when compared to the same periods in 2014. Wireless EBITDA — excluding restructuring and other like costs increased year over year by $11 million or 1.4% in the third quarter and $112 million or 5.2% in the first nine months of 2015. The increases in EBITDA reflect operating revenue growth driven by a larger customer base and continuing but moderating ARPU growth, as well as ongoing operational efficiency initiatives including the integration of Public Mobile, partly offset by higher retention spend, increased customer service and distribution channel expenses, and, for the nine-month period, higher restructuring and other like costs.

5.5 Wireline segment

Wireline operating indicators

As at September 30 (000s)	2015	2014	Change
High-speed Internet subscribers	1,544	1,453	6.3%
TELUS TV subscribers	980	888	10.4%
Network access lines (NALs):
Residential	1,491	1,576	(5.4)%
Business	1,591	1,618	(1.7)%
Total NALs	3,082	3,194	(3.5)%
Total wireline subscriber connections	5,606	5,535	1.3%

	Third quarters ended September 30			Nine-month periods ended September 30
	2015	2014	Change	2015	2014	Change
High-speed Internet subscriber net additions	24	22	9.1%	69	58	19.0%
TELUS TV subscriber net additions	26	23	13.0%	64	73	(12.3)%
Net NAL gains (losses):
Residential	(25)	(24)	(4.2)%	(65)	(67)	3.0%
Business	(8)	3	n/m	(22)	7	n/m
Total NAL losses	(33)	(21)	(57.1)%	(87)	(60)	(45.0)%
Total wireline subscriber connections net additions	17	24	(29.2)%	46	71	(35.2)%

Operating revenues — Wireline segment

	Third quarters ended September 30			Nine-month periods ended September 30
($ millions)	2015	2014	Change	2015	2014	Change
Data service and equipment	950	858	10.7%	2,781	2,561	8.6%
Voice service	373	399	(6.5)%	1,138	1,222	(6.9)%
Other services and equipment	53	58	(8.6)%	166	188	(11.7)%
Revenues arising from contracts with customers	1,376	1,315	4.6%	4,085	3,971	2.9%
Other operating income	12	29	(58.6)%	39	60	(35.0)%
External operating revenues	1,388	1,344	3.3%	4,124	4,031	2.3%
Intersegment revenue	44	46	(4.3)%	130	131	(0.8)%
Total operating revenues	1,432	1,390	3.0%	4,254	4,162	2.2%

Total wireline operating revenues increased by $42 million or 3.0% in the third quarter of 2015 and $92 million or 2.2% in the first nine months of 2015 when compared to the same periods in 2014. The increases reflect continued growth in data revenue resulting from a larger high-speed Internet subscriber base, growth in business process outsourcing services, continued but moderating expansion of the TELUS TV subscriber base and growth in TELUS Health services, partly offset by ongoing declines in legacy voice service revenue and other services and equipment revenue, as well as continued competitive pressures in the business sector and from over-the-top (OTT) services and the effects of the economic slowdown on the business market.

Revenues arising from contracts with customers increased year over year by $61 million or 4.6% in the third quarter of 2015 and $114 million or 2.9% in the first nine months of 2015.

•                  Data service and equipment revenues increased year over year by $92 million or 11% in the third quarter of 2015 and $220 million or 8.6% in the first nine months of 2015. The increases were primarily due to: (i) increased Internet and enhanced data service revenues resulting from a 6.3% increase in high-speed Internet subscribers over 12 months, higher revenue per customer from upgrades to faster high-speed and larger usage rate Internet plans, subscribers coming off of promotional offers, the introduction of usage-based billing and certain rate increases in late 2014; (ii) growth in business process outsourcing revenues; (iii) increased TELUS TV revenues resulting from a 10% subscriber growth over the last 12 months and certain rate increases in 2015; and (iv) increased TELUS Health revenues. These increases were partly offset by declines in managed services, video-conferencing revenues and equipment sales, largely reflecting an economic slowdown in the business market.

•                  Voice service revenues decreased year over year by $26 million or 6.5% in the third quarter of 2015 and $84 million or 6.9% in the first nine months of 2015. The decreases reflect the ongoing decline in legacy revenues from technological substitution, increased competition, greater use of inclusive long distance plans and lower long distance minutes of use, partially offset by certain rate increases. We experienced a 3.5% decline in NALs in the 12-month period ended September 30, 2015.

•                  Wireline subscriber connections net additions were 17,000 in the third quarter of 2015 and 46,000 in the first nine months of 2015, reflecting year-over-year decreases of 7,000 or 29% for the quarter and 25,000 or 35% for the nine-month period.

•                  Net additions of high-speed Internet subscribers were 24,000 in the third quarter of 2015 and 69,000 in the first nine months of 2015, reflecting year-over-year increases of 2,000 in the quarter and 11,000 in the nine-month period. The increases resulted from the expansion of our high-speed broadband footprint in urban and rural communities and the pull-through impact from the continued bundling with Optik TV, partially offset by an increase in our customer churn rate. Net additions of TELUS TV subscribers were 26,000 in the third quarter, reflecting a year-over-year increase of 3,000 mainly from the expansion of our addressable high-speed broadband footprint, increasing broadband speeds and improvements in our customer churn rate, partially offset by the effects of slower subscriber growth for paid TV services and increasing competition from OTT services. For the first nine months of 2015, net additions of TELUS TV subscribers were 64,000, reflecting a year-over-year decrease of 9,000 as the effects of slower subscriber growth for paid TV services and technology substitution outweighed the improvements noted above. Continued focus on expanding our addressable Optik TV and high-speed Internet footprint, connecting more homes and businesses directly to fibre, and bundling these services together, resulted in combined Internet and TV subscriber growth of 183,000 or 7.8% over the last 12 months.

•                  Residential NAL losses were 25,000 in the third quarter 2015 and 65,000 in the first nine months of 2015, as compared to 24,000 NAL losses in the third quarter of 2014 and 67,000 in the first nine months of 2014. The residential NAL losses continue to reflect the ongoing, but moderating, trend of substitution to wireless and Internet-based services, including losses to competitors, partially mitigated by the success of our bundled service offerings.

•                  Business NAL losses were 8,000 in the third quarter of 2015 and 22,000 in the first nine months of 2015 as compared to net gains of 3,000 in the third quarter and 7,000 in the first nine months of 2014. This continues to reflect increased competition in the business sector as well as the impact of the economic slowdown in the business market. NAL losses also reflect conversion of voice lines to more efficient IP services, thus expanding the NAL decline without a similar decline in revenue. As such, the correlation of legacy business NALs to current and future revenues has weakened and as a consequence we are reconsidering the reporting of business NALs in the future.

•                  Other services and equipment decreased year over year by $5 million or 8.6% in the third quarter of 2015 and $22 million or 12% in the first nine months of 2015. The decreases mainly reflect the elimination of charges for paper bills and declines in voice equipment sales.

Other operating income decreased year over year by $17 million or 59% in the third quarter of 2015 and $21 million or 35% in the first nine months of 2015. The decreases were mainly the result of gains from the sale of certain real estate assets and other investments in the third quarter of 2014, as well as a reduction in current period amortization of deferred revenue in respect of the regulatory price cap deferral account for provisioning broadband Internet services to eligible rural and remote communities.

Intersegment revenue represents services provided to the wireless segment. Such revenue is eliminated upon consolidation along with the associated expenses.

Operating expenses — Wireline segment

	Third quarters ended September 30			Nine-month periods ended September 30
($ millions)	2015	2014	Change	2015	2014	Change
Goods and services purchased[1]	568	569	(0.2)%	1,718	1,715	0.2%
Employee benefits expense[1]	511	456	12.1%	1,430	1,330	7.5%
Total operating expenses	1,079	1,025	5.3%	3,148	3,045	3.4%

(1)         Includes restructuring and other like costs. See Section 11.1 Non-GAAP and other financial measures

Total wireline operating expenses increased by $54 million or 5.3% in the third quarter of 2015 and $103 million or 3.4% in the first nine months of 2015 when compared to the same periods in 2014.

•                  Goods and services purchased expense was relatively flat year over year in the third quarter of 2015 and in the first nine months of 2015, primarily from increased non-labour restructuring and other like costs, and higher network operating costs and administrative costs to support our growing subscriber base, offset by a decrease in equipment cost of sales associated with lower equipment revenues, a $15 million retroactive assessment in the third quarter of 2014 for additional TV revenue contribution expense towards our Canadian programming funding requirements, and reduced advertising and promotion costs.

•                  Employee benefits expense increased year over year by $55 million or 12% in the third quarter of 2015 and $100 million or 7.5% in the first nine months, primarily due to year-over-year increases in wages and salaries mainly to support increased business process outsourcing revenue, higher labour restructuring costs from efficiency initiatives, and higher share-based compensation expenses and employee defined benefit pension plan expense. These increases were partly offset by increases in capitalized labour costs.

EBITDA — Wireline segment

	Third quarters ended September 30				Nine-month periods ended September 30
($ millions)	2015	2014	Change		2015	2014	Change
EBITDA	353	365	(3.2)%		1,106	1,117	(0.9)%
Restructuring and other like costs included in EBITDA	37	12	n/m		71	25	184.0%
EBITDA — excluding restructuring and other like costs	390	377	3.6%		1,177	1,142	3.1%
EBITDA margin (%)	24.7	26.3	(1.6	)pts.	26.0	26.8	(0.8	)pts.
EBITDA — excluding restructuring and other like costs margin (%)	27.3	27.2	0.1	pts.	27.7	27.4	0.3	pts.

Wireline EBITDA decreased by $12 million or 3.2% in the third quarter of 2015 and $11 million or 0.9% in the first nine months of 2015 when compared to the same periods in 2014. The decrease was due to increased restructuring and other like costs, higher wages and salaries, and lower other operating income from certain real estate and investment gains in the third quarter of 2014, partly offset by growth in data service and equipment revenues and lower TV programming costs from a retroactive assessment of additional TV revenue contribution expense made in the third quarter of 2014. EBITDA — excluding restructuring and other like costs increased year over year by 3.6% in the third quarter of 2015 and 3.1% in the first nine months of 2015, as compared to year-over-year revenue increases of 3.0% for the quarter and 2.2% for the nine-month period reflecting improving margins in data services, including Internet, TELUS Health, TELUS TV and business process outsourcing services.

6.              Changes in financial position

Financial position as at:	Sept. 30	Dec. 31
($ millions)	2015	2014	Change		Change includes:
Current assets
Cash and temporary investments, net	141	60	81	135%	See Section 7 Liquidity and capital resources
Accounts receivable	1,430	1,483	(53)	(4)%	Receipt of vendor credits, partly offset by an increase in operating revenue
Income and other taxes receivable	17	97	(80)	(82)%	Refund received, as well as Income and other taxes payable for current year more than offsetting Income and other taxes receivable for prior years
Inventories	407	320	87	27%	An increase in the average unit costs resulting from a higher-value mix of smartphones, as well as an increase in wireless handsets
Prepaid expenses	331	199	132	66%	Prepayment of statutory employee benefits, property taxes, wireless spectrum licence fees and maintenance contracts net of amortization
Real estate joint venture advances	57	—	57	n/m %	Amounts reclassified from Non-current assets
Derivative assets	40	27	13	48%	Increase in U.S. currency hedging items, partially offset by a decrease from maturation of restricted stock units
Current liabilities
Short-term borrowings	101	100	1	1%	See Section 7.7 Sale of trade receivables
Accounts payable and accrued liabilities	2,100	2,019	81	4%	Timing of accounts payable and interest payments and an increase in payroll and other employee-related liabilities, partly offset by decreased restricted stock unit liability
Income and other taxes payable	11	2	9	n/m	Increase is due to current income tax expense in excess of instalments
Dividends payable	252	244	8	3%	Increase in the dividend rate, partially offset by a reduction in shares outstanding as a result of the normal course issuer bid (NCIB) program
Advance billings and customer deposits	753	753	—	—%	Increase in advance billings to wireless dealers offset by lower customer deposits
Provisions	133	126	7	6%	Primarily non-employee-related restructuring expenses in excess of associated disbursements
Current maturities of long-term debt	1,512	255	1,257	n/m	Increase in commercial paper and amounts reclassified from long-term debt relating to upcoming maturity of the $600 of our 3.65% Notes, Series CI in May 2016
Current derivative liabilities	1	—	1	n/m	Increase from U.S. currency hedging items
Working capital (Current assets subtracting Current liabilities)	(2,440)	(1,313)	(1,127)	(86)%

Working capital decreased due to an increase in Current maturities of long-term debt, a decrease in Income and other taxes receivable/payable, an increase in Accounts payable and accrued liabilities, and a decrease in Accounts receivable, offset partially by an increase in Prepaid expenses, higher Inventories, and amounts from Real estate joint venture advances reclassified as current assets

Financial position as at:	Sept. 30	Dec. 31
($ millions)	2015	2014	Change		Change includes:
Non-current assets
Property, plant and equipment, net	9,592	9,123	469	5%	See Capital expenditures in Section 7.3 Cash used by investing activities and Depreciation in Section 5.3 Consolidated operations
Intangible assets, net	9,873	7,797	2,076	27%	See Capital expenditures in Section 7.3 Cash used by investing activities and Amortization of intangible assets in Section 5.3 Consolidated operations
Goodwill, net	3,761	3,757	4	—%	An increase due to an acquisition of an electronic medical records (EMR) provider
Real estate joint venture advances	—	120	(120)	(100)%	The reclassification of real estate joint venture advances to Current assets
Real estate joint ventures	25	21	4	19%	See Section 7.11 Transactions between related parties
Other long-term assets	262	213	49	23%	An increase in investment net additions and a deposit for spectrum licences acquired in the Industry Canada residual spectrum licence auction
Non-current liabilities
Provisions	384	342	42	12%	Increase from restructuring costs expensed in the period and classified as non-current, as well as an increase in asset retirement obligations arising from interest accretion
Long-term debt	10,200	9,055	1,145	13%	See Section 7.4 Cash provided (used) by financing activities for a discussion of our financing activities
Other long-term liabilities	1,081	931	150	16%	Primarily an increase in pension and post-retirement plan deficits resulting from returns on plan assets less than discount rate, and increases in the accrual for share-based compensation
Deferred income taxes	1,988	1,936	52	3%	Primarily a revaluation of the deferred tax liability for the increase in the Alberta corporate income tax rate
Owners’ equity
Common equity	7,420	7,454	(34)	—%	Net income of $1,121, net of Other comprehensive loss of $27, dividend declarations of $748 and share purchase activity under our NCIB program of $381

7.              Liquidity and capital resources

Our discussion in this section is qualified in its entirety by the Caution regarding forward-looking statements at the beginning of this MD&A.

7.1 Overview

In the first nine months of 2015, we paid $1.5 billion for the wireless spectrum licences acquired in the AWS-3 spectrum auction that took place in the first quarter of 2015, and $479 million for the wireless spectrum licences acquired in the 2500 MHz auction that took place in the second quarter of 2015, and we made a deposit of $12 million for the wireless spectrum licences acquired in the residual spectrum licence auction (700 MHz and AWS-3 bands) that took place during the third quarter of 2015, with the remaining balance of $46 million due in the fourth quarter of 2015. In March 2015, we publicly issued $1.75 billion in senior unsecured notes in three series with the proceeds mainly used to fund the spectrum licences purchased in the AWS-3 spectrum auction. We utilized existing Short-term borrowings and long-term credit facilities to fund the spectrum licences purchased in the 2500 MHz and residual spectrum licence auctions.

In addition, we paid dividends of $740 million to the holders of Common Shares and returned $402 million of cash to shareholders through share purchases under our NCIB program. On October 1, 2015, we paid dividends of $252 million to the holders of Common Shares and during the month of October 2015, purchased 0.3 million of our Common Shares by way of the automatic share purchase plan (ASPP) at a cost of $11 million.

Our capital structure financial policies, financing plan and report on financing and capital structure management plans are described in Section 4.3.

Cash flows

	Third quarters ended September 30			Nine-month periods ended September 30
($ millions)	2015	2014	Change	2015	2014	Change
Cash provided by operating activities	1,018	1,037	(1.8)%	2,679	2,490	7.6%
Cash used by investing activities	(549)	(611)	10.1%	(3,852)	(2,955)	(30.4)%
Cash provided (used) by financing activities	(405)	(257)	(57.6)%	1,254	355	n/m
Increase (decrease) in Cash and temporary investments, net	64	169	(62.1)%	81	(110)	173.6%
Cash and temporary investments, net, beginning of period	77	57	35.1%	60	336	(82.1)%
Cash and temporary investments, net, end of period	141	226	(37.6)%	141	226	(37.6)%

7.2 Cash provided by operating activities

Cash provided by operating activities decreased slightly year over year by $19 million or 1.8% in the third quarter of 2015 and increased year over year by $189 million or 7.6% in the first nine months of 2015.

Analysis of changes in cash provided by operating activities

($ millions)	Third quarter	Nine-month period
Cash provided by operating activities, three-month and nine-month periods ended September 30, 2014	1,037	2,490
Year-over-year changes:
Higher EBITDA (see Section 5.4 Wireless segment and Section 5.5 Wireline segment)	3	69
Lower (higher) share-based compensation cash outflows, net of expense	18	(19)
Lower employer contributions to defined benefits plans, net of expense	8	21
Lower restructuring disbursements, net of restructuring expenses	(3)	51
Higher interest paid	(17)	(46)
Higher interest received	—	2
Lower income taxes paid, net of recoveries received	48	216
Other operating working capital changes	(76)	(105)
Cash provided by operating activities, three-month and nine-month periods ended September 30, 2015	1,018	2,679

•                  Interest paid increased year over year mainly from an increase in average long-term debt outstanding, partly offset by a lower weighted average cost of long-term debt.

•                  Income taxes paid, net of recoveries received, decreased in the third quarter and the first nine months of 2015. The decrease for the quarter reflects lower required instalments. The decrease for the nine-month period also includes higher refunds received, as well as a lower final income tax payment for the 2014 income tax year than was required in the comparable period of 2014 for the 2013 income tax year.

•                  Other operating working capital changes included increases in accounts receivable, inventories and decreases in accounts payables and accrued liabilities in the third quarter and first nine months of 2015, when compared to the same periods in 2014.

7.3 Cash used by investing activities

Cash used by investing activities decreased year over year by $62 million or 10% in the third quarter of 2015 and increased year over year by $897 million or 30% in the first nine months of 2015. The changes included the following:

•                  Year-over-year increases in Cash payments for capital assets (excluding spectrum licences) of $29 million in the third quarter of 2015 and $184 million in the first nine months of 2015. These increases were composed of:

•                  Year-over-year decrease in capital expenditures of $34 million in the third quarter of 2015 and a year-over-year increase of $133 million in the first nine months of 2015 (see table and discussion below).

•                  Higher capital expenditure payments with respect to payment timing differences as Accounts payable and accrued liabilities decreased year over year by $63 million in the third quarter of 2015 and $51 million in the first nine months of 2015.

•                  Payments for wireless spectrum licences in the first nine months of 2015 relate to the AWS-3 spectrum auction, the 2500 MHz spectrum auction, and the residual spectrum licence auction (refer to the following table for additional details). Comparatively, in 2014, we had payments for wireless spectrum licences related to the 700 MHz spectrum auction. This reflects the atypical concentration of wireless spectrum auctions over a 20-month period. These auctions have allowed us to more than double our national spectrum holdings.

Payments for wireless spectrum licences

	Third quarters ended September 30		Nine-month periods ended September 30
($ millions)	2015	2014	2015	2014
700 MHz Industry Canada spectrum auction	—	—	—	1,143
AWS-3 Industry Canada spectrum auction	—	—	1,511	—
2500 MHz Industry Canada spectrum auction	—	—	479	—
Residual spectrum licence auction (700 MHz and AWS-3 bands)[1]	12	—	12	—
Total	12	—	2,002	1,143

(1)         Represents 20% of the $58 million total purchase price, with the balance of $46 million due in fourth quarter of 2015

•                  Payments for business acquisitions and related investments to complement our existing lines of business, totalled $5 million in the third quarter of 2015 (third quarter of 2014 — $6 million) and $10 million in the first nine months of 2015 (first nine months of 2014 — $46 million).

•                  Receipts from the real estate joint ventures, net of advances and contributions, were in the amount of $81 million in the third quarter of 2015 and $59 million in the first nine months of 2015, mainly from a $95 million repayment of construction financing from the TELUS Garden real estate joint venture pursuant to its bond issuance for the office tower in July 2015 (see Section 2 Core business and strategy). For the comparable periods in 2014, advances and contributions from the real estate joint ventures, net of receipts, were $13 million and $37 million, respectively, which primarily reflect advances under construction credit facilities commensurate with construction progress.

Capital expenditure measures

	Third quarters ended September 30				Nine-month periods ended September 30
($ millions)	2015	2014	Change		2015	2014	Change
Capital expenditures excluding spectrum licences and non-monetary transactions[1]
Wireless segment	209	251	(16.7)%		684	644	6.2%
Wireline segment	414	406	2.0%		1,238	1,145	8.1%
Consolidated	623	657	(5.2)%		1,922	1,789	7.4%
EBITDA less capital expenditures (excluding spectrum licences and non-monetary transactions)[2]	445	408	9.1%		1,362	1,426	(4.5)%
Wireless segment capital intensity (%)	12	15	(3	)pts.	13	13	—	pts.
Wireline segment capital intensity (%)	29	29	—	pts.	29	28	1	pt.
Consolidated capital intensity[2] (%)	20	22	(2	)pts.	21	20	1	pt.

(1)         Capital expenditures include assets purchased, but not yet paid for, and therefore differ from Cash payments for capital assets, as presented on the interim consolidated statements of cash flows. See Note 25(b) of the interim consolidated financial statements.

(2)         See calculation and description in Section 11.1 Non-GAAP and other financial measures.

Wireless segment capital expenditures decreased year over year in the third quarter of 2015 by $42 million or 17%, mainly due to lower spending on the deployment of spectrum. In the first nine months of 2015, wireless capital expenditures increased year over year by $40 million or 6.2% mainly from higher investments in wireless broadband infrastructure to enhance our network coverage, speed and capacity, including the ongoing deployment of 700 MHz spectrum, which commenced in the second quarter of 2014. We also continue to invest in system and network resiliency and reliability in support of our ongoing customers first initiatives and to ready the network and systems for future retirement of legacy assets. Wireless EBITDA less capital expenditures was $1,494 million for the first nine months of 2015, reflecting a year-over-year increase of $40 million as EBITDA growth more than offset the increase in capital expenditures.

Wireline segment capital expenditures increased year over year by $8 million or 2.0% in the third quarter of 2015 and $93 million or 8.1% in the first nine months of 2015. The increases were primarily due to continuing investments in broadband infrastructure, including connecting more homes and businesses directly to our fibre-optic network. This investment supports our high-speed Internet and Optik TV subscriber growth, as well as our customers’ demand for faster Internet speeds, and extends the reach and functionality of our healthcare solutions. We also continued our investments in system and network resiliency and reliability. Wireline EBITDA less capital expenditures was $(132) million in the first nine months of 2015, reflecting a year-over-year decrease of $104 million as increases in our strategic spend in broadband infrastructure exceeded the growth in EBITDA.

7.4 Cash provided (used) by financing activities

Net cash used by financing activities increased year over year by $148 million in the third quarter of 2015. Net cash provided by financing activities increased year over year by $899 million in the first nine months of 2015. Financing activities included the following:

Dividends paid to the holders of Common Shares

Dividends paid to the holders of Common Shares were $253 million in the third quarter of 2015 or an increase of $19 million from the third quarter of 2014. Dividends paid for the first nine months of 2015 were $740 million or an increase of $60 million from the first nine months of 2014. The increases reflect higher dividend rates under our dividend growth program (see Section 4.3), offset by lower outstanding shares resulting from shares purchased and cancelled pursuant to our 2015 NCIB.

Purchase of Common Shares for cancellation

Under our 2015 NCIB, we purchased approximately 2.2 million shares in the third quarter of 2015 and approximately 9.3 million shares in the first nine months of 2015, for $94 million in the quarter and $385 million for the nine-month period, reaching the bid maximum cost of $500 million on September 14, 2015. In respect of our 2016 NCIB, which commenced on September 15, 2015, we purchased approximately 0.4 million shares for $16 million during the remainder of the third quarter of 2015. Additionally, during the month-ended October 31, 2015, we purchased approximately 0.3 million shares for $11 million by way of the automatic share purchase plan. In 2014, we purchased approximately 3.9 million shares in the third quarter and approximately 13 million shares in the first nine months under our 2014 NCIB, for $151 million in the quarter and $500 million for the nine-month period. See Section 4.3 for details of our planned multi-year share purchase program through 2016.

Normal course issuer bid in 2015

Period	Common Shares purchased and cancelled	Average purchase price per share ($)	Purchase costs ($ millions)	Increase (decrease) in Accounts payable ($ millions)	Cash outflow ($ millions)
First quarter	3,793,200	41.06	156	—	156
Second quarter	3,322,600	40.74	135	29	106
Third quarter	2,531,862	43.43	110	(30)	140
October	251,600	42.92	11	—	11
Total	9,899,262	41.61	412	(1)	413

Short-term borrowings

Short-term borrowings are composed primarily of amounts advanced to us from an arm’s-length securitization trust pursuant to the sale of trade receivables in securitization transactions (see Section 7.7 Sale of trade receivables). Such proceeds were $100 million throughout the first quarter of 2015, increased to $500 million during the second quarter of 2015, and decreased to $100 million during the third quarter of 2015.

Long-term debt issues and repayments

Long-term debt issues, net of repayments, were $387 million in the third quarter of 2015 and $2.4 billion in the first nine months of 2015, which were primarily composed of:

•                  A March 24, 2015, public issue of $1.75 billion in senior unsecured notes in three series: a $250 million offering at 1.50% due March 27, 2018, a $1.0 billion offering at 2.35% due March 28, 2022, and a $500 million offering at 4.40% due January 29, 2046. The net proceeds were used to fund a portion of the $1.5 billion purchase price of the wireless spectrum licences acquired in the Industry Canada AWS-3 spectrum auction during the first quarter of 2015 and the remainder was used for general corporate purposes.

•                  An increase in commercial paper during the third quarter of 2015 from $NIL at June 30, 2015, to $787 million at September 30, 2015, all of which was denominated in U.S. dollars (U.S. $589 million). For the first nine months of 2015, commercial paper increased by a net $657 million.

•                  A decrease in amounts drawn on our five-year revolving credit facility during the third quarter of 2015 from $400 million at June 30, 2015, to $NIL at September 30, 2015 ($NIL at September 30, 2014 and December 31, 2014). See Section 7.6 Credit facilities.

In comparison, Long-term debt issues, net of repayments, were $153 million in the third quarter of 2014 and $1.8 billion in the first nine months of 2014, which were primarily composed of:

•                  On April 4, 2014, we issued $1.0 billion in senior unsecured notes in two series: a $500 million offering at 3.20% due April 5, 2021 and a $500 million offering at 4.85% due April 5, 2044. The net proceeds were used to repay the approximately $914 million of indebtedness drawn to fund a portion of the purchase price of the 700 MHz spectrum licences and the remainder was used for general corporate purposes.

•                  On September 10, 2014, we issued $1.2 billion in senior unsecured notes in two series: an $800 million offering at 3.75% due January 17, 2025 and a $400 million offering at 4.75% due January 17, 2045. The net proceeds were used to repay indebtedness drawn from our credit facility and commercial paper program to early redeem, on September 8, 2014, our $500 million 5.95% Series CE Notes and the remainder was used to repay other commercial paper incurred for general corporate purposes.

•                  A reduction in commercial paper during the third quarter of 2014 from $697 million at June 30, 2014, to $155 million at September 30, 2014, and a net increase in commercial paper of $155 million during the first nine months of 2014.

Our average term to maturity of long-term debt (excluding commercial paper) has decreased to approximately 10.6 years as at September 30, 2015, compared to approximately 11.2 years as at September 30, 2014. Additionally, our weighted average cost of long-term debt (excluding commercial paper) was 4.42% as at September 30, 2015, as compared to 4.72% as at September 30, 2014, as a result of our 2015 financing activities.

7.5 Liquidity and capital resource measures

Net debt was $11.7 billion as at September 30, 2015, an increase of $2.5 billion when compared to one year earlier, resulting from incremental debt issued (primarily for the acquisition of AWS-3 and 2500 MHz spectrum licences), as discussed above.

Fixed-rate debt as a proportion of total indebtedness was 92% as at September 30, 2015, down from 97% one year earlier, due to an increase in commercial paper, which emulates floating-rate debt, partly offset by our financing of AWS-3 spectrum licence purchases with fixed-rate debt.

Net debt to EBITDA — excluding restructuring and other like costs ratio was 2.64 times for the 12-month period ended September 30, 2015, up from 2.18 times one year earlier. Our long-term objective for this measure is 2.00 to 2.50 times, which we believe is consistent with maintaining investment grade credit ratings in the range of BBB+ or the equivalent and providing reasonable access to capital. At the end of the third quarter of 2015, this ratio was outside of the long-term objective range due to the issuance of incremental debt primarily for the acquisition of spectrum licences, which has been auctioned in unprecedented amounts and in atypical concentrations during 2014 and 2015, partly offset by growth in EBITDA — excluding restructuring and other like costs. These acquired licences have more than doubled our national spectrum holdings and represent an investment to extend our network capacity to support continuing data consumption growth, as well as growth in our wireless customer base. We will endeavour to return to within the objective range in the medium term, as we believe that this range is supportive of our long-term strategy. While this ratio currently exceeds our long-term objective range, we are well in compliance with the leverage ratio covenant in our credit facilities, which states that we may not permit our net debt to operating cash flow ratio to exceed 4.00:1.00 (see Section 7.6 Credit facilities).

Liquidity and capital resource measures

As at, or 12-month periods ended, September 30	2015	2014	Change
Components of debt and coverage ratios[1] ($ millions)
Net debt	11,713	9,253	2,460
EBITDA — excluding restructuring and other like costs	4,438	4,248	190
Net interest cost[2]	454	435	19
Debt ratios
Fixed-rate debt as a proportion of total indebtedness (%)	92	97	(5	)pts.
Average term to maturity of long-term debt (excluding commercial paper) (years)	10.6	11.2	(0.6)
Net debt to EBITDA — excluding restructuring and other like costs[1] (times)	2.64	2.18	0.46
Coverage ratios[1] (times)
Earnings coverage	5.1	5.4	(0.3)
EBITDA — excluding restructuring and other like costs interest coverage[2]	9.8	9.8	—
Other measures (%)
Dividend payout ratio of adjusted net earnings[1]	71	67	4	pts.
Dividend payout ratio[1]	71	67	4	pts.

(1)         See Section 11.1 Non-GAAP and other financial measures.

(2)         The figure for the 12-month period ended September 30, 2014 has been restated.

Earnings coverage ratio for the 12-month period ended September 30, 2015 was 5.1 times, down from 5.4 times one year earlier. Higher borrowing costs reduced the ratio by 0.5, while growth in income before borrowing costs and income taxes increased the ratio by 0.2.

EBITDA — excluding restructuring and other like costs interest coverage ratio for the 12-month period ended September 30, 2015 was 9.8 times, unchanged from one year earlier. An increase in net interest costs reduced the ratio by 0.4, while growth in EBITDA — excluding restructuring and other like costs increased the ratio by 0.4. See Section 7.6 Credit facilities.

Dividend payout ratios: Our financial objective is 65 to 75% of sustainable earnings on a prospective basis. The basic and adjusted dividend payout ratios for the 12-month periods ended September 30, 2015 and 2014 were consistent with the objective range.

7.6 Credit facilities

As at September 30, 2015, we had available liquidity of $1.5 billion from unutilized credit facilities, as well as $400 million available under our trade receivables securitization program (see Section 7.7). This adheres to our objective of generally maintaining at least $1 billion of available liquidity.

Revolving credit facility

We have a $2.25 billion (or U.S. dollar equivalent) revolving credit facility with a syndicate of 15 financial institutions that was renewed in the second quarter of 2014 and expires on May 31, 2019. The revolving credit facility is used for general corporate purposes, including the backstop of commercial paper, as required.

TELUS credit and other bank credit facilities at September 30, 2015

($ millions)	Expiry	Size	Drawn	Outstanding undrawn letters of credit	Backstop for commercial paper program	Available liquidity
Five-year revolving facility[1]	May 31, 2019	2,250	—	—	787	1,463

(1)         Canadian dollars or U.S. dollar equivalent.

Our revolving credit facility contains customary covenants, including a requirement that we not permit our consolidated leverage ratio to exceed 4.00 to 1.00 (our ratio was approximately 2.64 to 1.00 as at September 30, 2015) and not permit our consolidated coverage ratio (EBITDA to interest expense on a trailing 12-month basis) to be less than 2.00 to 1.00 (approximately 9.8 to 1.00 as at September 30, 2015, and expected to remain well above the covenant) at the end of any financial quarter. There are certain minor differences in the calculation of the leverage ratio and coverage ratio under the revolving credit facility, as compared with the calculation of Net debt to EBITDA — excluding restructuring and other like costs and EBITDA — excluding restructuring and other like costs interest coverage. Historically, the calculations have not been materially different. The covenants are not impacted by revaluation of Property, plant and equipment, Intangible assets or Goodwill for accounting purposes. Continued access to our credit facilities is not contingent on maintaining a specific credit rating.

Commercial paper

TELUS Corporation has an unsecured commercial paper program, which is backstopped by our revolving credit facility, enabling us to issue commercial paper up to a maximum aggregate amount of $1.4 billion (December 31, 2014 — $1.2 billion), including a U.S. dollar denominated commercial paper program up to $1.0 billion within this maximum aggregate amount. The commercial paper program is to be used for general corporate purposes, including capital expenditures and investments. Our ability to reasonably access the commercial paper market in Canada and the U.S. is dependent on our credit ratings (see Section 7.8 Credit ratings).

Other letter of credit facilities

At September 30, 2015, we had $204 million of letters of credit outstanding (December 31, 2014 — $164 million) and $133 million available liquidity under various uncommitted letters of credit facilities. We are also able to provide letters of credit pursuant to our committed bank credit facility.

7.7 Sale of trade receivables

TELUS Communications Inc., a wholly owned subsidiary of TELUS, is a party to an agreement with an arm’s-length securitization trust associated with a major Schedule I Canadian bank, under which it is able to sell an interest in certain trade receivables for an amount up to a maximum of $500 million. The agreement is in effect until December 31, 2016, and available liquidity was $400 million at September 30, 2015. (See Note 19 of the interim consolidated financial statements.) Sales of trade receivables in securitization transactions are recognized as collateralized Short-term borrowings and thus do not result in our de-recognition of the trade receivables sold.

TELUS Communications Inc. is required to maintain at least a BB credit rating by DBRS Ltd., or the securitization trust may require the sale program to be wound down prior to the end of the term. The necessary credit rating was exceeded as of November 5, 2015.

7.8 Credit ratings

During the second quarter of 2015, DBRS Ltd. announced a downgrade to its long-term rating of TELUS, but such revised rating is still consistent with our objective of maintaining investment grade credit ratings in the range of BBB+ or the equivalent. DBRS also downgraded its short-term credit rating for TELUS, which limits our ability to access the commercial paper markets in Canada. We expect to be able to continue to access short-term funding from other available sources, including the U.S. commercial paper market. There were no further changes to our investment grade credit ratings as of November 5, 2015.

7.9 Financial instruments, commitments and contingent liabilities

Financial instruments

Our financial instruments and the nature of certain risks that they may be subject to were described in Section 7.9 of our 2014 annual MD&A. The following discussion reflects updates to Section 7.9 in our 2014 annual MD&A.

Liquidity risk

As of the date of this MD&A, we can offer $1.25 billion of debt or equity securities pursuant to a shelf prospectus that is effective until December 2016.

As at September 30, 2015, we had available liquidity of $1.46 billion from unutilized credit facilities (see Section 7.6 Credit facilities), as well as $400 million available under our trade receivables securitization program (see Section 7.7 Sale of trade receivables). We also had $141 million in cash and temporary investments as at September 30, 2015. We believe that our investment grade credit ratings contribute to reasonable access to capital markets.

Commitments and contingent liabilities

Purchase obligations

As at September 30, 2015, our contractual commitments related to the acquisition of property, plant and equipment were $391 million over a period ending December 31, 2017, as compared to $321 million over a period ending December 31, 2015 reported in our 2014 annual report, primarily driven by the increase in commitments related to our broadband network expansion.

Indemnification obligations

At September 30, 2015, we had no liability recorded in respect of indemnification obligations.

Claims and lawsuits

A number of claims and lawsuits (including class actions) seeking damages and other relief are pending against us. As well, we have received or are aware of certain possible claims (including intellectual property infringement claims) against us and, in some cases, numerous other wireless carriers and telecommunications service providers.

Management is of the opinion, based upon legal assessment and information presently available, that it is unlikely that any liability, to the extent not provided for through insurance or otherwise, would have a material effect in relation to our financial position and the results of our operations, excepting items disclosed in Note 23 of the interim consolidated financial statements.

7.10 Outstanding share information

Outstanding shares as at (millions)	September 30, 2015	October 31, 2015
Common Shares	600	600
Common Share options — all exercisable	3	3

7.11 Transactions between related parties

Investments in significant controlled entities

As at September 30, 2015, TELUS Corporation controlled 100% of the equity of TELUS Communications Inc., which, in turn, ultimately controlled 100% of the equity of TELUS Communications Company and TELE-MOBILE COMPANY. This is unchanged from December 31, 2014.

Transactions with key management personnel

Our key management personnel have authority and responsibility for overseeing, planning, directing and controlling our activities. They consist of our Board of Directors and our Executive Leadership Team. Total compensation expense amounts for key management personnel were $32 million and $56 million, respectively, in the third quarter and first nine months of 2015, as compared to $8 million and $31 million, respectively, in the third quarter and first nine months of 2014. See Note 24(b) of the interim consolidated financial statements for additional detail.

Transactions with defined benefit pension plans

We made employer contributions to defined benefit pension plans as shown in the table in Section 7.2. We also provided management and administrative services to our defined benefit pension plans. Charges for these services were on a cost recovery basis and were immaterial.

Transactions with real estate joint ventures

In the first nine months of 2015, we had transactions with real estate joint ventures, which are related parties to us, as set out in Note 18 of our interim consolidated financial statements. In respect of the TELUS Garden real estate joint venture, as at September 30, 2015, commitments and contingent liabilities include construction-related contractual commitments through to 2016 (approximately $65 million) and construction credit facilities ($136 million with two Canadian financial institutions as 50% lender and TELUS as 50% lender). Moreover, the TELUS Garden joint venture has sales contracts in place for substantially all units in the residential tower and, as at September 30, 2015, the proportion of space leased in the office tower was approximately 93%.

In respect of the TELUS Sky real estate joint venture, as at September 30, 2015, commitments and contingent liabilities include construction-related contractual commitments through to 2018 (approximately $130 million) and construction credit facilities ($342 million with three Canadian financial institutions as 66-2/3% lender and TELUS as 33-1/3% lender). Moreover, in the third quarter of 2015, the Company entered into a 20-year operating lease for office space in the TELUS Sky real estate joint venture at market rates. Future minimum operating lease payments over the lease term total approximately $138 million, of which $46 million is attributed to our 33-1/3% economic interest in the real estate joint venture, and are expected to commence in 2018.

8.              Accounting matters

8.1 Critical accounting estimates

Our significant accounting policies are described in Note 1 of the Consolidated financial statements dated December 31, 2014. Our critical accounting estimates and significant judgments are described in Section 8.1 of our 2014 annual MD&A. The preparation of financial statements in conformity with IFRS-IASB requires us to make estimates, assumptions and judgments that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Our critical accounting estimates and significant judgments are discussed with the Audit Committee each quarter.

8.2 Accounting policy developments

The following are updates to Section 8.2 Accounting policy developments in our 2014 annual MD&A.

Revenue from contracts with customers: IFRS 15, Revenue from Contracts with Customers, is required to be applied for years beginning on or after January 1, 2018, such date reflecting the one-year deferral approved by the International Accounting Standards Board (IASB) on July 22, 2015. The IASB and the Financial Accounting Standards Board of the United States worked on this joint project to clarify the principles for the recognition of revenue and to develop the common revenue standard. The new standard was released in May 2014 and supersedes existing standards and interpretations, including IAS 18, Revenue. We are currently assessing the impacts and transition provisions of the new standard.

Our current estimate of the time and effort necessary to develop and implement the accounting policies, estimates, judgments and processes (including incremental requirements of our information technology systems) necessary to comply with the new standard is expected to span a period ending no earlier than the first half of 2017. As a result, at this time, it is not possible to make reasonable quantitative estimates of the effects of the new standard.

9.              Update to assumptions

Our discussion in this section is qualified in its entirety by the Caution regarding forward-looking statements at the beginning of this MD&A.

The assumptions for our 2015 outlook, as described in Section 9 General trends, outlook and assumptions of our 2014 annual MD&A and updated in Section 9 Update to assumptions of our 2015 Q2 MD&A, remain the same, except as updated below.

•                  Restructuring and other like costs has been revised to approximately $250 million from approximately $125 million to support ongoing and incremental operational efficiencies including personnel-related costs and real estate rationalization. The new efficiency initiative will include a net reduction of approximately 1,500 full-time positions over the next several quarters of which a notable number are voluntary departures and early retirements. This efficiency initiative is expected to generate annual recurring savings of between $100 million to $125 million, with some savings commencing in the fourth quarter. We continually invest in operational efficiency initiatives, similar to our continual investment in our products, services and technology, all of which is in support of our top priority of putting customers first, while continuing to drive to a more efficient cost structure. The increase in our 2015 restructure charge will continue to position the Company to effectively compete in our dynamic industry and support growth in our core strategic priorities. These efficiency measures are not expected to impact our customer service or our significant infrastructure investments.

10.       Risks and risk management

Our discussion in this section is qualified in its entirety by the Caution regarding forward-looking statements at the beginning of this MD&A. Our principal risks and uncertainties that could affect our future business results and our associated risk mitigation activities were described in our 2014 annual MD&A. Certain updates follow.

10.1 Regulatory matters

The following are updates to Section 10.4 Regulatory matters in our 2014 annual MD&A.

Our telecommunications, broadcasting and radiocommunication services are regulated under federal legislation by the Canadian Radio-television and Telecommunications Commission (CRTC), the Minister of Industry and the Minister of Canadian Heritage. This legislation and accompanying regulations relates to, among other matters, rates, terms and conditions for the provision of telecommunications services, licensing of broadcasting services, licensing of spectrum and radio apparatus, and restrictions on ownership and control by non-Canadians. The outcome of regulatory proceedings, reviews, appeals, policy announcements, court cases and other developments could have a material impact on our operating procedures and profitability.

Recent court rulings

White c. Châteauguay (Ville de)

On May 30, 2014, the Quebec Court of Appeal (the Court) held that a municipality can determine the location of a radiocommunication system (including communications antennae). The Court also held that there was no judicial authority establishing that a municipal determination of the location of a radiocommunication system would be contrary to federal jurisdiction over radiocommunications and telecommunications. This ruling could impact a wireless carrier’s ability to locate and place towers and to operate its network both within the province of Quebec and beyond. Leave to appeal the decision to the Supreme Court of Canada was granted on January 29, 2015 and the Supreme Court heard the appeal on October 9, 2015. A decision is not expected prior to mid-2016.

Radiocommunication licences and wireless roaming and tower sharing requirements

Wireless competitive intensity

The level of competitive intensity in the wireless market has increased during the first nine months of 2015 and is expected to continue. The results of recent wireless spectrum auctions in 2014 and 2015, Industry Canada’s approval of a series of certain spectrum licence transfer applications, along with other industry developments, may contribute to this increasing competitive intensity including the possible establishment of a fourth national wireless carrier. We believe we have positioned ourselves to respond to this competition with our 4G wireless networks, our outstanding customer service, and our innovative and differentiated wireless products and services. There can be no assurance that the Company’s preparations and responses will be as successful as planned.

600 MHz spectrum repurposing decision released

On August 14, 2015, Industry Canada published Decision on Repurposing the 600 MHz Band, SLPB-004-15. In its decision, Industry Canada announced its intention to jointly repack the 600 MHz Band in line with the U.S., and adopt the mobile band plan arising from the Federal Communications Commission (FCC) Incentive Auction in early 2016.

Additional wireless spectrum licences acquired in August 2015

On August 14, 2015, the Industry Minister held a sealed bid, second price auction of unallocated licences from the recent 700 MHz and AWS-3 spectrum auctions. TELUS acquired 30 MHz of additional AWS-3 spectrum in Saskatchewan and Manitoba for approximately $58 million. Final payment for these licences was made on October 9, 2015.

Compliance with radio authorization conditions and telecommunications regulations

Industry Canada regulates, among other matters, the allocation and use of radio spectrum in Canada and licenses radio apparatus and frequency bands and/or radio channels within various frequency bands to service providers and private users. Industry Canada also establishes the terms and conditions attaching to such radio authorizations, including restrictions on licence transfers, coverage obligations, research and development obligations, annual reporting, and obligations concerning mandated roaming and antenna site sharing with competitors.

While we believe that we are substantially in compliance with our radio authorization conditions, there can be no assurance that we will be found to comply with all radio authorization conditions, or if found not to be compliant, that a waiver will be granted or that the costs to be incurred to achieve compliance will not be significant. Any failure to comply with the radio authorization conditions could result in the revocation of our licences and/or the imposition of fines.

On December 18, 2013, the federal government announced that it would be amending both the Telecommunications Act and the Radiocommunication Act to give the CRTC and Industry Canada the power to impose administrative monetary penalties (AMPs). The generalized AMP amendment to the Telecommunications Act applies to contraventions of provisions of the Act or any decision or regulation made by the CRTC under the Act. The amendment allows the CRTC to impose an administrative monetary penalty on a corporation in an amount not to exceed $10 million for a first contravention and up to $15 million for a subsequent contravention. The Radiocommunication Act AMPs amendment is more focused, applying to unauthorized operation of radio apparatus, contraventions of new requirements concerning jammers and contraventions of auction rules, standards and procedures. On December 16, 2014, Bill C-43, Economic Action Plan 2014 Act, No. 2, received royal assent and the provisions governing administrative monetary penalties are now in effect. On March 27, 2015, the CRTC issued Compliance and Enforcement and Telecom Information Bulletin CRTC 2015-111, Guidelines regarding the general administrative monetary penalties regime under the Telecommunications Act, in which it outlined its approach to compliance and enforcement, as well as how it intends to use its new powers to impose AMPs.

Risk mitigation: We continue to strive to comply with all licence and renewal conditions and we plan to participate in future wireless spectrum auctions. We have advocated to the federal government for a level playing field in respect of spectrum auction rules, such that established wireless companies like TELUS can bid on an equal footing with others for spectrum blocks available at auction or are able to purchase spectrum licences available for sale from entrants.

We are reviewing and enhancing our compliance programs, practices and procedures in view of the broadened AMPs under the Telecommunications Act and the Radiocommunication Act that are now in effect.

Regulatory and federal government reviews

The CRTC has held public proceedings to review, among other issues, wireline wholesale services (including the appropriateness of mandating competitor access to our fibre-to-the-premises (FTTP) facilities), wireless wholesale services and the regulatory framework relating to television broadcasting. It has also initiated a proceeding on basic telecommunications services (including the national contribution mechanism).

Wireline wholesale services review

On July 22, 2015, the CRTC released Review of wholesale wireline services and associated policies, Telecom Regulatory Policy CRTC 2015-326. This decision updates the Commission’s framework for the provision of regulated wireline wholesale services and will remain in place for a minimum of five years. With two key exceptions, the decision substantially preserves the status quo established in the Commission’s 2008 wireline wholesale framework. First, the Commission has ordered the introduction of a disaggregated wholesale high-speed Internet access service for Internet service provider (ISP) competitors. This will include access to FTTP facilities. This requirement is being phased-in geographically beginning in the largest markets in Ontario and Quebec (i.e. in the serving territories of Bell Aliant, Bell Canada, Cogeco, Rogers and Videotron). The Commission has not established a timeline for the introduction of the new requirements in TELUS’ traditional serving territories in Alberta, British Columbia or Quebec. The implementation of this new service will ultimately depend on demand for the service in any given location. Additionally, the Commission determined that the provision of unbundled local loops to competitors will no longer be mandated and will be phased-out over a three-year transition period. Unbundled local loops are the copper lines connecting homes and businesses to the central offices in TELUS’ network. The lines are used by competitors to provide voice services or low speed Internet services to their retail customers. TELUS anticipates no material adverse impact from the CRTC’s decision in the short term. Given the phased implementation of certain aspects of the decision (including the introduction of a disaggregated wholesale high-speed Internet access service for competitors), it is too early to determine what impact this decision will have on TELUS in the longer term.

Wireless wholesale services review

On June 19, 2014, Section 27.1 of the Telecommunications Act came into effect, which capped wholesale wireless roaming rates charged to Canadian carriers for voice, data and text roaming services. On May 5, 2015, the CRTC issued its decision in its wireless wholesale services review. The main determination is that the CRTC will regulate the wholesale GSM-based domestic roaming rates that TELUS, Rogers and Bell charge new entrant wireless carriers. Interim tariffs were filed by TELUS, Rogers and Bell on June 4, 2015 based on the current maximum rate each carrier respectively charged at that time for wholesale GSM-based domestic roaming, and TELUS will be filing proposed final tariff rates based on the CRTC’s Phase II costing approach by November 23, 2015. The CRTC will conduct a tariff review proceeding to review these tariff filings, with final rates expected in mid-2016. While TELUS does not currently expect the decision will have a material impact on its operations, the impact will be assessed once the final wholesale roaming rates have been approved.

In August 2015, the Canadian Network Operators Consortium Inc. (CNOC) filed an application with the CRTC asking the Commission to regulate wholesale services for mobile virtual network operators and to regulate rates for tower sharing. TELUS, along with other interested parties, has filed a response to this application. A decision on CNOC’s application is expected in the first half of 2016.

Basic telecommunications services

On April 9, 2015, the CRTC issued Telecom Notice of Consultation CRTC 2015-134 announcing a two-phased proceeding to determine what telecommunications services (e.g. voice and broadband) are required by all Canadians to participate in the digital economy. The first phase of the review is an information-gathering phase in which the CRTC will review its policies on basic telecommunications services and gather information to better understand which telecommunications services are being offered across Canada and whether any areas are underserved or unserved. The first phase closed on July 14, 2015 with the filing of first interventions on issues with answers to CRTC questions. The second phase of the review will begin in the fall of 2015 at which time the CRTC will hold further consultations to collect comments from Canadians regarding the issues identified. The details of this phase will be announced at a later date. Following the second phase, a public hearing will be held commencing April 11, 2016. Among other things, the CRTC will review whether broadband Internet service should be a basic telecommunications service and whether there should be changes to the national contribution fund from which voice service in high-cost servicing areas and video relay service are currently subsidized. It is too early to determine what impact the outcome of this proceeding will have on TELUS.

9-1-1 networks

On July 9, 2015, the CRTC issued Telecom Notice of Consultation CRTC 2015-305, Matters related to the reliability and resiliency of the 9-1-1 networks. The CRTC announced this proceeding as a preventative measure and will be reviewing the reliability and resiliency of 9-1-1 networks, quality of service standards and other matters to determine whether it is necessary to establish new regulatory measures. TELUS has filed its comments on this proceeding. It is not expected that the CRTC’s review will have a material impact on TELUS’ operations.

Public consultation on television broadcasting and distribution (Let’s Talk TV review)

In September 2014, the CRTC concluded a review of the regulatory framework relating to television broadcasting. A number of issues were discussed in this proceeding, including the CRTC’s proposal to increase the ability for consumers to choose to subscribe to programming services on a service-by-service basis, whether to require contribution payments from currently exempted content providers and how to set wholesale rates for programming services in an environment that promotes greater choice for consumers. The CRTC has now released all of the substantial policy decisions related to this consultation, namely Broadcasting and Telecom Regulatory Policy CRTC 2014-576 prohibiting 30-day cancellation policies, followed by the January releases of Broadcasting Regulatory Policy CRTC 2015-24 relating to over-the-air transmission of television signals and local programming, and Broadcasting Regulatory Policy CRTC 2015-25 relating to measures to address issues associated with simultaneous substitution. In March 2015, the CRTC released Broadcasting Regulatory Policy CRTC 2015-86, which focused on measures to promote the creation of Canadian content, Broadcasting Regulatory Policy CRTC 2015-96, which set out a new regulatory framework to promote greater choice for consumers in the selection of programming services, and Broadcasting Regulatory Policy CRTC 2015-104, which announced a new consumer code for television services for which the Commissioner for Complaints for Telecommunications Services (CCTS) would act as ombudsman. TELUS believes its approach to television is very similar to that outlined in these policy decisions and does not expect them to have a material impact on our operations. A new Wholesale Code announced by the Commission in Broadcasting Regulatory Policy CRTC 2015-438 is expected to assist TELUS in ensuring content costs are in keeping with consumer demand. In an associated development, on June 4, 2015, the CRTC released Broadcasting and Telecom Notice of Consultation CRTC 2015-239 to review the mandate for the CCTS, including any changes to the CCTS’ governance and procedures that might be required so that it could review complaints under a consumer code for television services. In another associated development, on September 14, 2015, the CRTC released Broadcasting Notice of Consultation CRTC 2015-421 to review the policy framework for local and community television programming. Neither of these two proceedings is expected to have a material impact on TELUS’ operations.

Risk mitigation: We will participate in CRTC follow-up proceedings for the implementation of the new disaggregated wholesale high-speed Internet access service for ISP competitors in Ontario and Quebec (including with respect to service configuration and tariff-related costing, mark-up and cost recovery related issues) in order to influence the implementation of the service in our serving territories, if and when the service is phased in.

We participated in the wireless wholesale services review proceeding to demonstrate that the wireless marketplace is competitive and there is no need for additional CRTC regulation in respect of wireless wholesale services, including roaming rates and rates for access to wireless towers and sites. We are preparing Phase II cost studies to support a proposed tariff containing final wireless roaming rates that would be available to new wireless entrants.

We are participating in the basic telecommunications services review and are opposing any new industry-funded subsidies for broadband or other services in other areas of Canada.

We are participating in the review of 9-1-1 networks to ensure effective access to emergency services critical to the health and safety of Canadians.

We participated in the CRTC’s consultation to amend the regulatory framework applicable to television and supported the CRTC’s goal to make greater choice available to our TV customers. We focused on changes to the regulatory framework needed to address concerns related to vertical integration in the broadcasting sector and artificially high wholesale prices for programming services maintained through the sale of services in large packages (which does not reflect consumer demand for any specific service in the large bundle). Our approach to television services is very much aligned with the recent CRTC policy decisions that are described above. These decisions assist us in dealing with concerns related to vertical integration in the broadcasting industry.

CRTC’s national Wireless Code/Provincial consumer protection legislation

On June 3, 2013, the CRTC issued The Wireless Code, Telecom Regulatory Policy CRTC 2013-271, which established a mandatory code of conduct for providers of retail mobile wireless voice and data services to individuals and small businesses. The Wireless Code applies across Canada and sets baseline requirements for customer rights and service provider responsibilities. It deals with issues such as clarity and content of mobile wireless service contracts, application of early cancellation fees, mandatory caps on data and roaming charges, and removal of cancellation fees after two years.

Although the Wireless Code went into effect on December 2, 2013 and applies to mobile wireless service contracts signed, amended, renewed or extended after that date, the CRTC has also stated that the Wireless Code will apply to all wireless contracts, no matter when they were entered into, on June 3, 2015. This means that, as of June 3, 2015, the Wireless Code applies retrospectively to all retail mobile wireless service contracts with individuals and small businesses, including those in place prior to December 2, 2013. Contracts that have device balances that are reduced over a period greater than 24 months, which is the case for any three-year mobile wireless service contracts that were not yet expired by June 3, 2015, do not comply with the Wireless Code and accordingly, we have eliminated the device balance for the three-year contracts that have been entered into prior to June 3, 2013.

On May 19, 2015, the Federal Court of Appeal determined that the CRTC has the authority to impose the Code on all wireless contracts as of June 3, 2015, even when the contracts were signed before the Code’s implementation on December 2, 2013. We may experience a negative impact on our financial results in the near term, as some of our remaining clients on three-year contracts, who are subject to the Wireless Code, may choose to terminate their contracts early. As we stopped offering three-year contracts to consumer clients on July 30, 2013, this potentially applies to remaining three-year contracts with consumers entered into prior to that date, as well as to remaining three-year contracts entered into prior to December 2, 2013 with other clients subject to the Wireless Code. An additional negative impact on our financial results in the near term may result from diminished recovery of cancellation fees that may still be claimed on such contracts if terminated prior to the end of the two-year period, due to the more rapid monthly decline in cancellation fees required under the Wireless Code to satisfy a two-year amortization period.

Several provinces, including Ontario and Quebec, have passed consumer protection legislation relating to wireless services. Of note, the province of Nova Scotia repealed its wireless contract legislation in mid-2015 on the basis that the CRTC’s wireless code applies to all consumer wireless contracts. Since the federal and provincial rules are not fully harmonized, compliance can be complex and difficult to implement across all jurisdictions and there can be no assurance that we will be found to comply with all rules. There is a risk of significant compliance costs for us and other wireless service providers, particularly since the federal and provincial rules are not fully harmonized.

Risk mitigation: We support the CRTC’s national Wireless Code requirements to standardize the terms and conditions of service and to reduce compliance costs. The Code went into effect on December 2, 2013 and we adjusted our practices as necessary to achieve compliance with the Code’s requirements by the effective date. In addition, we launched new two-year plans on July 30, 2013, ahead of the required implementation date of the right to cancel a contract after two years without penalty. Because we are subject to federal laws and regulations like the Wireless Code, there may be occasions where compliance with provincial legislation is not required. In such cases, we manage our compliance costs by carefully assessing whether compliance with provincial legislation promotes our customers first philosophy and aligns with the federal standards we must follow.

Broadcasting distribution undertakings

We hold licences from the CRTC to operate terrestrial broadcasting distribution undertakings to serve various communities in B.C. and Alberta (renewed in 2009 for a second full seven-year term) and in Eastern Quebec (renewed in 2011 for a second full seven-year term). We also hold a licence to operate a national video on demand undertaking (renewed until August 31, 2016). In July 2014, the CRTC approved our application for a licence to operate a national pay-per-view service (scheduled to expire on August 31, 2020).

Enforcement of vertical integration (VI) framework

In September 2011, the CRTC announced a policy framework to address concerns relating to the potential incentive for anti-competitive behaviour by companies that own both programming services and distribution networks (vertically integrated broadcasting companies). The CRTC subsequently introduced a new code of conduct through amendments to the various broadcasting regulations and exemption orders. Following the CRTC’s Let’s Talk TV proceeding discussed above, the CRTC further expanded its ability to deal with anti-competitive conduct by replacing the code of conduct with a new wholesale code that will be made enforceable by regulation. This new wholesale code includes many new provisions to address abusive practices by vertically integrated broadcasting companies regarding the carriage of their programming services. On October 22, 2015, Bell sought leave to appeal the CRTC’s decisions and order relating to the new wholesale code to the Federal Court of Appeal.

In Broadcasting and Telecom Decision CRTC 2015-26: Complaint against Bell Mobility Inc. and Quebecor Media Inc., Videotron Ltd. and Videotron G.P. alleging undue and unreasonable preference and disadvantage in regard to the billing practices for their mobile TV services Bell Mobile TV and illico.tv, the CRTC directed Bell Mobility and Videotron to stop giving their mobile television services an unfair advantage in the marketplace to the disadvantage of other Internet content by exempting their own mobile television services from their standard monthly data charges. Bell Mobility has sought and been granted leave to appeal this decision at the Federal Court of Appeal.

Without timely and strict enforcement of the vertical integration safeguards, there is a risk that vertically integrated competitors could unfairly raise programming costs for non-vertically integrated companies such as TELUS and/or attempt to withhold content on digital media platforms, such as Internet and mobile platforms, or otherwise disadvantage us in our ability to attract and retain wireless or Optik TV customers.

Risk mitigation: Our strategy is to aggregate, integrate and make accessible content and applications for customers’ enjoyment. We do not believe it is necessary to own content to make it accessible to customers on an economically attractive basis, provided there is timely and strict enforcement of the CRTC’s regulatory vertical integration safeguards to prevent undue preference by vertically integrated competitors.

We support a regime under the Broadcasting Act that ensures all Canadian consumers continue to have equitable access to broadcast content irrespective of the distributor or platform they choose. We continue to advocate for the timely and strict enforcement of the CRTC vertical integration safeguards and for further meaningful safeguards, as required.

11.       Definitions and reconciliations

11.1 Non-GAAP and other financial measures

We have issued guidance on and report certain non-GAAP measures that are used to evaluate the performance of TELUS and its segments, as well as to determine compliance with debt covenants and to manage our capital structure. As non-GAAP measures generally do not have a standardized meaning, they may not be comparable to similar measures presented by other issuers. Securities regulations require such measures to be clearly defined, qualified and reconciled with their nearest GAAP measure.

Adjusted basic earnings per share: This measure is used to evaluate performance at a consolidated level and exclude items that may distort the underlying trends in business performance. This measure should not be considered an alternative to Basic earnings per share in measuring TELUS’ performance. Items that may distort the underlying trends in business performance include significant gains or losses on real estate redevelopment partnerships, restructuring and other like costs, long-term debt prepayment premiums, income-tax related adjustments and asset retirements related to restructuring activities (see Section 1.3).

Capital intensity: This measure is calculated as capital expenditures (excluding spectrum licences and non-monetary transactions) divided by total operating revenues. This measure provides a basis for comparing the level of capital expenditures to those of other companies of varying size within the same industry.

Dividend payout ratio: This basic measure is defined as the quarterly dividend declared per share for the most recently completed quarter, as reported in the interim consolidated financial statements, multiplied by four and divided by the sum of basic earnings per share for the most recent four quarters for interim reporting periods (divided by annual basic earnings per share for fiscal years).

Calculation of Dividend payout ratio

Twelve-month periods ended September 30 ($)	2015	2014
Numerator — Annualized second quarter dividend declared per Common Share	1.68	1.52
Denominator — Net income per Common Share	2.36	2.28
Ratio (%)	71	67

Dividend payout ratio of adjusted net earnings: More representative of a sustainable calculation is the historical ratio based on reported earnings per share adjusted to exclude income tax-related adjustments, long-term debt prepayment premiums and items adjusted for in EBITDA. Our financial objective for the annual dividend payout ratio is on a prospective basis, rather than on a trailing basis, and is 65 to 75% of sustainable earnings on a prospective basis (see Section 4.3).

Calculation of Dividend payout ratio of adjusted net earnings

Twelve-month periods ended September 30 ($)	2015	2014
Numerator — Annualized third quarter dividend declared per Common Share	1.68	1.52
Adjusted net earnings ($ millions):
Net income attributable to Common Shares	1,433	1,403
Add back long-term debt prepayment premium after income taxes	—	10
Add back net unfavourable (deduct net favourable) income tax-related adjustments	6	(14)
	1,439	1,399
Denominator — Adjusted net earnings per share	2.37	2.28
Adjusted ratio (%)	71	67

Earnings coverage: This measure is defined in the Canadian Securities Administrators’ National Instrument 41-101 and related instruments and is calculated as follows:

Calculation of Earnings coverage

Twelve-month periods ended September 30 ($ millions, except ratio)	2015	2014
Net income attributable to Common Shares	1,433	1,403
Income taxes	545	485
Borrowing costs (Interest on Long-term debt plus Interest on Short-term borrowings and other plus long-term debt prepayment premium, adding back capitalized interest)	488	431
Numerator	2,466	2,319
Denominator — Borrowing costs	488	431
Ratio (times)	5.1	5.4

EBITDA (earnings before interest, income taxes, depreciation and amortization): We have issued guidance on and report EBITDA because it is a key measure used to evaluate performance at a consolidated level and the contribution of our two segments. EBITDA is commonly reported and widely used by investors and lending institutions as an indicator of a company’s operating performance and ability to incur and service debt, and as a valuation metric. EBITDA should not be considered an alternative to Net income in measuring TELUS’ performance, nor should it be used as an exclusive measure of cash flow. EBITDA, as calculated by TELUS, is equivalent to Operating revenues less the total of Goods and services purchased expense and Employee benefits expense.

We may also calculate an adjusted EBITDA to exclude items of an unusual nature that do not reflect our ongoing operations that should not, in our opinion, be considered in a valuation metric or that should not be included in an assessment of our ability to service or incur debt. In respect of the TELUS Garden residential real estate partnership, which is included in the wireline segment, we do not anticipate retaining an ownership interest in the TELUS Garden residential condominium following completion of construction. For the TELUS Garden residential real estate partnership, in the third quarters of 2015 and 2014, we recorded equity losses of $NIL.

EBITDA reconciliation

	Third quarters ended September 30		Nine-month periods ended September 30
($ millions)	2015	2014	2015	2014
Net income	365	355	1,121	1,113
Financing costs	106	124	333	341
Income taxes	126	127	439	395
Depreciation	361	363	1,069	1,057
Amortization of intangible assets	110	96	322	309
EBITDA	1,068	1,065	3,284	3,215

EBITDA — excluding restructuring and other like costs: We report this measure as a supplementary indicator of our operating performance. It is also utilized in the calculation of Net debt to EBITDA — excluding restructuring and other like costs and EBITDA — excluding restructuring and other like costs interest coverage.

Calculation of EBITDA — excluding restructuring and other like costs

	Third quarters ended September 30		Nine-month periods ended September 30
($ millions)	2015	2014	2015	2014
EBITDA	1,068	1,065	3,284	3,215
Restructuring and other like costs included in EBITDA	51	30	127	49
EBITDA — excluding restructuring and other like costs	1,119	1,095	3,411	3,264

EBITDA — excluding restructuring and other like costs interest coverage: This measure is defined as EBITDA —excluding restructuring and other like costs, divided by Net interest cost, calculated on a 12-month trailing basis. This measure is similar to the coverage ratio covenant in our credit facilities (see Section 7.6).

EBITDA less capital expenditures (excluding spectrum licences and non-monetary transactions): We report this measure as a supplementary indicator of our operating performance. We calculate it as a simple proxy for cash flow at a consolidated level and for our two segments. EBITDA less capital expenditures may be used for comparison to the reported results for other telecommunications companies over time and is subject to the potential comparability issues of EBITDA described above.

Calculation of EBITDA less capital expenditures (excluding spectrum licences and non-monetary transactions)

	Third quarters ended September 30		Nine-month periods ended September 30
($ millions)	2015	2014	2015	2014
EBITDA	1,068	1,065	3,284	3,215
Capital expenditures (excluding spectrum licences and non-monetary transactions)	(623)	(657)	(1,922)	(1,789)
EBITDA less capital expenditures (excluding spectrum licences and non-monetary transactions)	445	408	1,362	1,426

Free cash flow: We report this measure as a supplementary indicator of our operating performance. It should not be considered an alternative to the measures in the interim consolidated statements of cash flows. Free cash flow excludes certain working capital changes (such as trade receivables and trade payables), proceeds from divested assets and other sources and uses of cash, as found in the interim consolidated statements of cash flows. It provides an indication of how much cash generated by operations is available after capital expenditures (excluding purchases of spectrum licences and non-monetary transactions) that may be used to, among other things, pay dividends, repay debt, purchase shares or make other investments. Free cash flow may be supplemented from time to time by proceeds from divested assets or financing activities.

Free cash flow calculation

	Third quarters ended September 30		Nine-month periods ended September 30
($ millions)	2015	2014	2015	2014
EBITDA	1,068	1,065	3,284	3,215
Restructuring costs net of disbursements	6	9	41	(10)
Items from the interim consolidated statements of cash flows:
Share-based compensation	38	20	40	59
Net employee defined benefit plans expense	27	21	81	65
Employer contributions to employee defined benefit plans	(20)	(22)	(68)	(73)
Interest paid	(115)	(98)	(329)	(283)
Interest received	—	—	3	1
Capital expenditures (excluding spectrum licences and non-monetary transactions)	(623)	(657)	(1,922)	(1,789)
Free cash flow before income taxes	381	338	1,130	1,185
Income taxes paid, net of refunds	(71)	(119)	(249)	(465)
Free cash flow	310	219	881	720

The following reconciles our definition of free cash flow with Cash provided by operating activities.

Free cash flow reconciliation with Cash provided by operating activities

	Third quarters ended September 30		Nine-month periods ended September 30
($ millions)	2015	2014	2015	2014
Free cash flow	310	219	881	720
Add (deduct):
Capital expenditures (excluding spectrum licences and non-monetary transactions)	623	657	1,922	1,789
Adjustments to reconcile to Cash provided by operating activities	85	161	(124)	(19)
Cash provided by operating activities	1,018	1,037	2,679	2,490

Net debt: We believe that net debt is a useful measure because it represents the amount of Short-term borrowings and long-term debt obligations that are not covered by available Cash and temporary investments. The nearest IFRS measure to net debt is Long-term debt, including Current maturities of Long-term debt. Net debt is a component of the Net debt to EBITDA — excluding restructuring and other like costs ratio.

Calculation of Net debt

As at September 30 ($ millions)	2015	2014
Long-term debt including current maturities	11,712	9,335
Debt issuance costs netted against long-term debt	48	44
Derivative assets, net	(7)	—
Cash and temporary investments	(141)	(226)
Short-term borrowings	101	100
Net debt	11,713	9,253

Net debt to EBITDA — excluding restructuring and other like costs: This measure is defined as net debt at the end of the period divided by 12-month trailing EBITDA — excluding restructuring and other like costs. Our long-term policy guideline for this ratio is from 2.00 to 2.50 times. This measure is similar to the leverage ratio covenant in our credit facilities (see Section 7.6).

Net interest cost: This measure is the denominator in the calculation of EBITDA — excluding restructuring and other like costs interest coverage. Net interest cost is defined as financing costs, excluding capitalized long-term debt interest, employee defined benefit plans net interest and recoveries on redemption and repayment of debt, calculated on a 12-month trailing basis. No recoveries on redemption and repayment of debt were recorded in the 12-month periods ended September 30, 2015 and 2014. Expenses recorded for the long-term debt prepayment premium, if any, are included in net interest cost. Net interest cost was $454 million in the 12-month period ended September 30, 2015 and $435 million in the 12-month period ended September 30, 2014.

Restructuring and other like costs: With the objective of reducing ongoing costs, we incur associated incremental, non-recurring restructuring costs. We may also incur atypical charges when undertaking major or transformational changes to our business or operating models. We include incremental external costs incurred in connection with business acquisition activities in other like costs.

Components of Restructuring and other like costs

	Third quarters ended September 30		Nine-month periods ended September 30
($ millions)	2015	2014	2015	2014
Goods and services purchased	17	14	59	15
Employee benefits expense	34	16	68	34
Restructuring and other like costs included in EBITDA	51	30	127	49

11.2 Wireless operating indicators

The following measures are industry metrics that are useful in assessing the operating performance of a wireless telecommunications entity, but do not have a standardized meaning under IFRS-IASB.

Average revenue per subscriber unit per month (ARPU) is calculated as network revenue divided by the average number of subscriber units on the network during the period and expressed as a rate per month.

Churn per month is calculated as the number of subscriber units deactivated during a given period divided by the average number of subscriber units on the network during the period and is expressed as a rate per month. A TELUS or Koodo brand prepaid subscriber is deactivated when the subscriber has no usage for 90 days following expiry of the prepaid credits.

Cost of acquisition (COA) consists of the total of the device subsidy (the device cost to TELUS less the initial charge to the customer), commissions, and advertising and promotion expenses related to the initial subscriber acquisition during a given period. As defined, COA excludes costs to retain existing subscribers (retention spend).

COA per gross subscriber addition is calculated as cost of acquisition divided by gross subscriber activations during the period.

Retention spend to network revenue represents direct costs associated with marketing and promotional efforts (including device subsidies and commissions) aimed at the retention of the existing subscriber base, divided by network revenue.

Retention volume represents the number of subscriber units retained in the period through marketing and promotional efforts that result in client upgrades or contract renewals.

Wireless subscriber unit (subscriber) is defined as an active recurring revenue-generating unit (e.g. cellular phone, tablet or mobile Internet key) with a unique subscriber identifier (SIM or IMEI number) that has access to the wireless voice and/or data networks for communication. In addition, TELUS has a direct billing or support relationship with the user of each device. Subscriber units exclude machine-to-machine (M2M) devices (a subset of the Internet of Things), such as those used for asset tracking, remote control monitoring and meter readings, vending machines and wireless automated teller machines.